INVESTOR DISCLOSURE PACKET

3451 BENNING LLC

(a District of Columbia limited liability company)

c/o The Neighborhood Development Company, LLC

3232 Georgia Avenue, Suite 100

Washington DC 20010

February 22, 2018

Amended February 23, 2018

Amended May 21, 2018

Amended June 27,2018

FORM C
Required Company Disclosures

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	3451 Benning LLC
State of Organization (not necessarily where the company operates, but the State in which the Company was formed)	District of Columbia
Date Company Was Formed (from the Company's Certificate of Organization)	November 28, 2017
Kind of Entity (Check One)	_____ Corporation __X__ Limited Liability Company _____ Limited Partnership
Street Address	3232 Georgia Avenue, Suite 100 Washington DC 20010
Website Address	https://www.neighborhooddevelopment.com

§227.201(b) – Directors and Officers of the Company

Company Instructions
This question asks for information about each person who is an officer or director of the company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your company is a limited liability company, include any individual who is a manager.
- If your company is a general partnership, include any individual who is a general partner.

Person #1

Name	Adrian Washington CEO & Founder, The Neighborhood Development Company, L.L.C. ("NDC"), Manager of 3451 Benning LLC	
All positions with the Company and How Long for Each Position	Position: CEO CEO	How Long 1999 - 2005 2006 - current
Business Experience During Last Three Years (Brief Description)	CEO of the Company, which is focused on urban real estate development and management	
Principal Occupation During Last Three Years	CEO of the Company	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name N/A	Business N/A

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions
This question asks for the name of each person who owns 20% or more of the voting power of the company.
- This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.
- If your company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	The Neighborhood Development Company, L.L.C.
Name	Adrian Washington

§227.201(d) – The Company's Business and Business Plan

About the Project

3451 Benning LLC (the "Developer") is developing a retail site in the River Terrace neighborhood of Northeast Washington, DC consisting of approximately 13,000 square feet of land zoned to permit retail and residential development (the "Property"). The project will be a newly constructed expansion of a single-story retail building located at 3451 Benning Road, NE, Washington DC, along one of the major retail corridors in the city. Modeled after a Portland retail concept, this project aims to entice tenants that will appeal to hipsters, foodies, and more with an array of diverse retail offerings.

The project is planned to include approximately 6,800 square feet of ground floor retail and approximately 4,400 square feet of mezzanine space (the "Project"). In collaboration with our design, construction and advisory partners, we hope to establish a unique and desirable retail concept tailored to the DC market, with a design aesthetic that creates a thoughtful retail layout that can be delivered at a relatively low cost and fast timeline, since the existing building will be expanded instead of demolishing and building a new.

The Neighborhood Development Company, L.L.C. ("NDC") is the manager of 3451 Benning LLC. NDC owns two sites adjacent to the Property and is in discussions with additional neighboring property owners to acquire their sites. If these negotiations are successful, this will provide an opportunity to create a unique, vibrant and thriving group of community-oriented projects that combine retail, residential and exciting public space. If the planned expansion of an existing light rail line that would pass and stop directly in front of the Project is approved, it should provide additional upside potential for land value appreciation.

The Developer closed on the Property on February 22, 2018. Once design and permitting are complete, estimated to be November 2018, approximately 9 months of construction is anticipated, with pre-leasing beginning immediately and rent payments anticipated to begin in October 2019.

Anticipated Project Schedule

February 2018 - Close on property.

March 2018 - Begin predevelopment.

July 2018 – Begin pre-leasing.

November 2018 - Begin demolition and construction.

July 2019 - Begin tenant fit out.

July 2019 - Construction ends.

October 2019 - Fully occupied.

About the Team

Adrian G. Washington is the founder and CEO of Neighborhood Development Company, the manager of 3451 Benning LLC. Mr. Washington has over 25 years of experience in urban real estate development, construction and management. He founded NDC in 1999 and served as President from 1999-2005. From 2005 until early 2007, Adrian took a leave of absence to serve as the President and CEO of the Anacostia Waterfront Corporation (AWC), the entity charged with leading a $10 billion, 20-year initiative to revitalize Washington, DC's Anacostia Waterfront and surrounding communities. Adrian grew up in the city's Anacostia neighborhood and is a lifelong resident of DC. He received his B.S. in Economics and Political Science from Stanford University and his M.B.A. in Marketing and Finance from the Harvard Business School. And he has received numerous individual awards reflecting his leadership in the development industry.

NDC focuses on real estate development that revitalizes emerging urban neighborhoods while respecting the rich diversity of their existing fabric. Founded in 1999, NDC has developed over 700,000 square feet of real estate and has projects currently under development that total over 500,000 square feet. In addition, NDC is a joint-venture participant in several public-private partnerships in the area, including the now completed CityVista project, the State Center Project in Baltimore, and City Center, which has now completed construction. Collectively, these projects represent over 3.7 million square feet of mixed-use space.

NDC has won numerous awards during the past 17 years including:

- Inc. Magazine – America's 5000 Fastest Growing Companies
- Washington Business Journal – 50 Fastest Growing Companies, DC's 100 Top Private Companies
- Black Enterprise Magazine – BE 100 Top Black-Owned Businesses

NDC's projects, including The Residences at Georgia Avenue, Lamont Street Lofts, Lofts at Brightwood, and CityVista have all received numerous design and development awards. Adrian Washington has also received many honors and awards for his thought leadership in the industry. Other representative projects include CityCenter, DC, 3232 Georgia Residences and Retail and 1100 Eastern. Other key personnel at NDC include Diarra McKinney, Michaela Kelinksy and Michael Giuloni. You can read more about the team at NDC's website.

About the Change

SMALL CHANGE INDEX™



MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location	✓	Street life	✓	Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	
Business Corridor	✓	Building reuse	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing		Green features	✓
Fix your own transport		Fresh food access	✓	Even more green	
Transit oriented development		Minimized site disturbance	✓	Reduced parking	





About the Offering

The Company is engaged in two simultaneous offerings of its securities:

- An offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering"; and
- An offering under SEC Rule 506(c) (where only "accredited investors" can invest), which we refer to as the "Reg D Offering."

We plan to use the proceeds of the two offerings, together with a loan from a bank, and additional equity raised to develop approximately 6,800 square feet of ground floor retail and approximately 4,400 square feet of mezzanine space with a focus on food-related retail tenants.

It doesn't matter how much is raised in the Reg CF Offering and how much is raised in the Reg D Offering. Thus, if we raise $1,000 in the Reg CF Offering and at least $99,000 in the Reg D Offering we will proceed, and vice versa.

In an offering under Regulation CF the issuer is required to state a "Target Amount," meaning the minimum amount the issuer will raise in the Regulation CF offering to complete the offering. For the reason just described, our Target Amount for the Reg CF Offering is $1,000.

However, we will not complete the Reg CF offering OR the Reg D offering unless we have raised a total of at least $100,000 by August 31, 2018. If we haven't, both offerings and all investment commitments will be cancelled, and all committed funds will be returned.

When the minimum offering goal of $100,000 has been met, as long as the offering has been open for a minimum of 21 days, we'll conduct the first closing. Investors will be notified, the first $100,000 in funds raised will be released to the Developer and Investors will become Members of the Company. After that,

all further money raised through the Reg D offering will be released to the Developer as it is invested, and all further money raised through the Reg CF offering will be released when the offering target date is reached.

The minimum investment in the Reg CF offering is $1,000, and the minimum investment in the Reg D offering is $5,000. Investments above $1,000 in either offering may be made in $1,000 increments (e.g., $2,000 or $3,000, but not $2,500). Investors can cancel their commitment up until 11:59 pm on August 29, 2018. After that any funds raised will be released to the developer and investors will become shareholders of the company. The developer may decide to change the offering deadline but will provide at least five days' notice of such a change to all investors. And investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this offering.

Through this offering, investors will purchase securities in the form of limited liability interests in the Company. We refer to these as "Investor Shares." If the full goal of $600,000 is not met, the issuer may solicit further private equity through family and friends or another type of offering in order to move the Project forward. Investors in this offering will have the same rights and receive distributions and returns on the same basis as all other investors. Each investor's percentage membership interest in the Issuer will be determined by dividing the dollar amount of each investor's investment by the aggregate amount of all equity investments in the Issuer, including those made by the earlier private placement investors and NDC and/or its affiliates. Ownership shares are calculated as described in the table below:

Total Equity Required	$1,163,837
Small Change Offering	$600,000.00
Price of 1 Security	$1.00
Ownership share of 1 security	0.000086%
Ownership with an investment of $1,000	0.08590%
Ownership with an investment of $2,500	0.2148%

Investors, including NDC and/or its affiliates (in its capacity as an investor), will contribute 100% of the required equity financing during the pre-development phase, and will receive 100% of the Net Cash Flow (as defined in the LLC Agreement) from the operations of the Project until the Project is sold. Once sold, after all debts have been paid, investors including NDC and/or its affiliates (in its capacity as an investor), will receive 70% of any profits and NDC and/or its affiliates will receive 30% on an equal basis.

About the Market

River Terrace is a middle-class neighborhood made up of row houses, duplexes and rental apartment buildings. The neighborhood has recreational assets, including a Capital Bikeshare, a park with basketball courts, tennis courts, baseball field, grills and picnic tables, and nearby Langston public golf course. There is a well-designed trail along the Anacostia River providing neighbors with high quality-of-life walking and biking benefits. The site is adjacent to Interstate 295, making getting in and out of the city easy. But until now, the neighborhood has lacked one thing -- a larger commercial retail core where residents can shop, eat, meet and play. This kind of destination-oriented businesses within this market has the potential to grow substantially during the next five years.

The Project will have good access. The site is approximately three quarters of a mile from the Minnesota Avenue Metrorail Station on the Orange Line, or about a fifteen-minute walk. The X2 bus, an express bus that travels to Gallery Place and Lafayette Square in Downtown Washington D.C., stops along Benning Road. Vehicular access is excellent - one block to the east are the entrance/exit ramps to the Anacostia Freeway (Route 295). Benning Road in this location has high visibility with over 35,000 vehicle trips per day, while Interstate 295 receives over 127,000 vehicle trips per day, per the District Department of Transportation Traffic count map for February 2017 below.



Benning Road also crosses the Anacostia River and quickly arrives at the H Street Corridor and Capitol Hill. It provides quick access to and from Downtown Washington, DC. And the Benning Road/H Street Corridor/Minnesota Avenue neighborhood, and some of its many well-known destinations, such as Safeway, Whole Foods, and Walmart.

A number of substantial developments are planned for and have been recently completed nearby, including three multifamily apartment buildings with 283 units along Benning Road, completed in December 2017; a 110,000-square foot office building proposed in Parkside, half a mile from the site, and eight multifamily apartments buildings with 700 units proposed less than two miles away.

Other market highlights include the revitalization of Benning Road and Minnesota Avenue in Northeast Washington, a limited retail pipeline in this neighborhood and the planned extension of the H Street

Street-Car.

When complete, the Project will have approximately 6,800 square feet of ground level retail and approximately 4,400 square feet of mezzanine space, which will be leased at a market rent of approximately $35 per square foot, triple net (NNN). Based on current market conditions, the rent has the potential to increase to $40 per square foot.

The table below summarizes recent market rent comparables near the neighborhood. Due to these current comparables and other market attributes, the neighborhood appears to be attractive for projects that bring new retail and restaurant concepts. Because of our unique concept and the smaller module sizes of the Project's retail bays (creating a lower "sticker price" for potential tenants), rents have the potential to exceed the market comparables. However, higher rents have not been built into the Project's financial projections.

Map ID	ADDRESS	FLOOR	BASE RENT PER SQFT	LEASE TYPE	SQFT	TENANT	SIGN DATE
1	Park 7- 4020 Minnesota Ave NE	1st	$32.00	Triple Net	1,582	Not Specified	09/13/2017
1	Park 7- 4020 Minnesota Ave NE	1st	$32.00	Triple Net	1,500	Not Specified	08/02/2016
1	Park 7- 4020 Minnesota Ave NE	1st	$35.00	Triple Net	2,375	Pop Eyes	07/20/2015
1	Park 7- 4020 Minnesota Ave NE	1st	$35.00	Triple Net	2,188	Sala Thai	07/20/2015
1	Park 7- 4020 Minnesota Ave NE	1st	$35.00	Triple Net	1,478	Dunkin' Donuts	07/20/2015
2	4047-4063 Minnesota Ave	1st	$31.74	Triple Net	1,520	Reliance Pharmacy	08/25/2014
2	4047-4063 Minnesota Ave	1st	$33.00	Triple Net	910	Not Specified	06/20/2014
2	4047-4063 Minnesota Ave	1st	$33.55	Single Net	1,520	Sharks Fish & Chicken	04/11/2012
2	4047-4063 Minnesota Ave	1st	$33.55	Single Net	1,520	PA 7 Management	02/01/2012
2	4047-4063 Minnesota Ave	1st	$33.55	Single Net	1,520	Not Specified	05/15/2012
2	4047-4063 Minnesota Ave	1st	$37.58	Single Net	910	Not Specified	07/14/2011
2	4047-4063 Minnesota Ave	1st	$37.50	Single Net	1,520	Mattress Outlet LLC	08/05/2011



Subject
1
2
Thomas &
AutoZone
Safeway
Fort Mahan Park
LOWER
CENTRAL NE
CENTRAL NE
Papa John's Pizza
Fort Chaplin
Park
Benning Rd Metro
Kenilworth Avenue
Anacostia Fwy
Minnesota Ave NE
Benning Rd NE
E Capitol St SE
Gault Pl NE
Grant St NE
Foote St NE
Edson Pl NE
Eads Pl NE
Eads St NE
Dix St NE
Clay Pl NE
Clay St NE
Baker St NE
Brooks St NE
Blaine St NE
Alden Pl NE
Ames St NE
Hayes St
34th St NE
35th St NE
36th St NE
40th St NE
41st St NE
42nd St NE
44th St NE
46th Pl NE
47th St NE



PARKSIDE
DEVELOPMENT
Parkside
Playground
Wendy's
Minnesota Ave Station
Friendship Public
Charter School
Auto
Zone
Subject
Park 7 Apartments
Fort Mahan Park
DC Eagle
DOLLAR TREE
SAFEWAY
Bank of America
CVS
pharmacy
PAPA JOHNS
PIZZA
Anacostia River
Burnham
Barrier
Fort Chaplin
Park
Benning Rd NE
Anacostia Fwy
E Capitol St SE

Key Deal Points

- Retail space designed to attract an underserved pool of customers
- Walkable location with access to Metro and other public transportation
- Experienced development team
- Matter-of-Right development (no rezoning required)
- Anticipated annual cash flow plus lump sum payment at exit

About the Finances

Total acquisition and development costs of approximately $5.2 million will be financed with a bank loan of approximately $3.6 million for acquisition and construction. In addition, an interest-only loan, in the amount of $400,000 will be provided by the seller. In 2022, the third year after the Project is stabilized, the Developer expects to pay down the acquisition and construction loan with a permanent loan of

approximately $4.2 million. The Developer anticipates refinancing once the project is stabilized, followed by a sale after the fifth to seventh year of operations. After all debts have been paid and reserves established, investors, including NDC and/or its affiliates (in its capacity as an investor), will receive 70% of any profits and NDC and/or its affiliates will receive 30% on an equal basis.

The Project requires $1,163,837 in total equity. NDC and/or an affiliate have invested $100,000 on the same terms as the other Investors. It is anticipated that investors, including NDC and/or an affiliate (in its capacity as an investor), will contribute 100% of the required equity financing during the pre-development phase, and therefore will receive 100% of the annual cash flow from the operations of the Project.

Key anticipated construction loan terms are described in the table below:

Acquisition/Construction loan		Permanent loan	
Loan to cost ratio limit	70%	Loan to value ratio	75%
Loan to value ratio limit	70%	Debt coverage ratio	1.25
Interest rate	6%	Interest rate	5.25%
Commitment fee	0.75%	Amortization period	30 years
Acquisition costs	**$523,362**	**Permanent loan amount**	**$4,218,620**
Construction costs	**$2,863,842**	Permanent loan annual payment	$268,620
Soft costs	**$261757**		
Bank loan amount	**$3,648,960**		
Seller's financing			
Interest rate	6%		
Loan term	5 years		
Annual interest payment	$24,000		
Acquisition loan amount	**$400,000**		

All development costs and sources and uses of funds are outlined in the table attached as *Exhibit A: Sources & Uses.* During the holding period, the Developer expects Net Operating Income from operations to increase from approximately $343,957 in 2019 to approximately $390,926 in 2023. For a detailed operating budget, review *Exhibit B: Operating Pro-forma.*

Investor Return

The Developer anticipates refinancing once the project is stabilized, followed by a sale after the fifth to seventh year of operations. All distributions will be made in the following order of priority, after loans and other costs have been repaid:

- First, investors, including NDC or an affiliate in its role as an investor member, will receive 100% of all distributions from the project until the property Is sold.
- Second, investors including NDC in its role as an investor member, will receive a 70% pro rata split of the profit upon refinancing or sale of the building.

The tables below illustrate an estimate of return to Investors assuming a $1,000 investment made and assuming a sale or refinancing of the project in year five with a 6% or a 6.5% market cap rate. More detail can be found in *Exhibit B: Operating Pro-forma.*

Cash available for distribution	6% Cap Rate	6.5% Cap Rate
Sales price	$6,515,427	$6,014,240
Net sales proceeds	$6,319,964	$5,833,813
Balance of loan	($3,359,069)	($3,959,069)
Balance of seller loan	($400,000)	($400,000)
Profit from sales	**$1,960,895**	**$1,474,744**

Return on $1,000 investment	6% Cap Rate	6.5% Cap Rate
Total investors	$1,163,837	$1,163,837
Total investor cash flow over 5 years (100%)	$1,681,925	$1,307,159
Cash flow return to $1000 investor	**$1,064**	**$877**
70% of profit from sales	$1,124,882	$1,015,521
Profit return to $1000 investor	**$1,030**	**$749**
Total return on $1000 investment	**$2,030**	**$1,749**

Caution: This table is merely an illustration based on current assumptions and estimates as of the date of this offering and may change at any time based on market or other conditions and may not come to pass. All investments carry risk of loss and there is no assurance that an investment will provide a positive return. Many things could go wrong with this offering, including those listed in the Exhibit C: Risks of Investing.

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the *number* of your employees, not their names.
- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company has 0 employees.

I§227.201(f) – Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

See the attached *Exhibit C: Risks of Investing* for a more detailed list of risks associated with an investment in this company.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000.

This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to investors.

Target Offering Amount: $1,000
Offering Deadline: August 31, 2018

Required Statement
If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

See the discussion in §227.201(d) – The Company's Business and Business Plan.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions

This question asks whether the company will accept more money from investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the company accept commitments that exceed the Target Offering Amount?	___X___ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$600,000.00
If Yes, how will the company deal with the oversubscriptions?	_____ We will reduce the subscription of every investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every investor who subscribes will be able to participate. ___X___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

See the discussion in §227.201(d) – The Company's Business and Business Plan.

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

As discussed in the business plan we are conducting two offerings – a Reg CF offering and a Reg D offering. We are seeking to raise a minimum of $100,000 and a maximum of $600,000 in both of these offerings combined. If we raise the minimum of $100,000:

Use of Money	How Much (approximately)
Purchase Price of the property	$100,000
TOTAL	$100,000

If we raise the maximum of $600,000:

Use of Money	How Much (approximately)
Purchase Price of the property	$121,638
Closing costs	$121,684
Predevelopment and Construction Costs	$356,678
TOTAL*	$600,000

§227.201(j) – The Investment Process

To Invest

- Review this Form C along with its appendices and the offering campaign page on SmallChange.com;
- If you decide to invest, press the **Add Some Change** button on the offering campaign page on SmallChange.com;
- Follow the instructions to sign the Investment Agreement. The agreement is also attached as *Exhibit D: Reg CF Investment Agreement* along with *Exhibit J: Reg D Investment Agreement.*

To Cancel Your Investment

Send an email to hello@smallchange.com no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, review the educational materials which can be found at Small Change website at learn.smallchange.com.

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Small Change will notify investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." The price is $1.00 per Investor Share.

We valued the Investor Shares as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.
- Each investor's percentage ownership interest in the Company will be determined by the Manager by dividing the dollar amount of each investor's investment by the aggregate dollar amount of all equity investments in the Company, including those made by NDC and/or an affiliate in its role as an investor member.

Total Equity Required	$1,164,982.00
Small Change Offering	$600,000.00
Price of 1 Security	$1.00
Ownership Share of Security	0.000086%
Ownership for an Investment of $1,000	0.08584%
Ownership for an Investment of $2,500	0.215%

§227.201(m) – Terms of the Securities
Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." When you purchase Investor Shares, you will become one of the owners of the Company, a District of Columbia limited liability company. Your ownership percentage in the Company will be determined by dividing the dollar amount of your investment by the aggregate dollar amount of all equity investments in the Company, including those made by NDC and/or an affiliate and those made by the investors in the earlier private placement offering, and will be governed by the Amended and

Restated Operating Agreement of the Company dated January 16, 2018, and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached to this Form C as *Exhibit E: LLC Agreement.*

Your Right to Distributions

While the Company owns the project and if the project is profitable, the Company may make distributions of Net Cash Flow (as defined in the LLC Agreement) to its owners from time to time. One-hundred percent (100%) of all Net Cash Flow distributions will be distributed to investors members (including NDC and/or an affiliate in its role as an investor member) according to their percentage membership interest in the Company.

Upon sale or refinancing of the project or dissolution of the Company distributed as follows:

- First, to pay all debts (including mortgage loans) and liabilities of the Company;

- Second, to pay all expenses related to the sale or refinancing of the project, or dissolution of the Company, and the establishment of reasonable reserves; and

- Third, on an equal basis, 70% of any remaining cash will be distributed to investor members (including NDC and/or its affiliate in its role as an investor member) and 30% to NDC, as Manager.

Obligation to Contribute Capital

Once you pay for your Membership Interest, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes, you will be a passive investor.

No Right to Transfer

Investor Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.

- If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.

- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly-traded stock.

- For a period of one year, you won't be allowed to transfer your Investor Shares, except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Membership Interests

The terms of the Investor Shares may not be modified or amended.

One Class of Securities As of now, the Company has only one class of securities. The investors in this Offering, the Investors from the prior private placement offering, and NDC and/or an affiliate will own all the Shares in the Company.

The owners of the Investor Shares have the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to admit additional members to the Company for the purpose of raising additional equity for the Company.   In such event, your ownership in the Company will be diluted and your percentage membership interest in the Company reduced accordingly.

The Person Who Controls the Company

Mr. Adrian Washington owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Washington effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve, or invest it into the project.

- The Manager could decide to hire itself or its affiliates or Mr. Washington or his relatives to perform services for the Company, provided rates of compensation are not higher than fair market value.

- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.

- The Manager decides on renting the project, including the terms of any lease.

- The Manager decides how much of its own time to invest in the project.

- The Manager could decide to raise more money from other investors on the same terms on which you have invested in the Company, resulting in a dilution of your Investor Membership Interest.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a company comes with risks, including these:

- The risk that the person running the company will do a bad job.

- The risk that the person running the company will die, become ill, or just quit, leaving the company in limbo.

- The risk that your interests and the interests of the person running the company aren't really aligned.

- The risk that you'll be "stuck" in the company forever.

- The risks that the actions taken by the person running the company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

- An administrative fee of $0; plus
- A success fee equal to 5% of the amount raised.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
None	$0	N/A	N/A	N/A

EXPLANATION: The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties include friends and family members
- Do include money you borrowed (not from banks or other financial institutions)

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
December 1, 2017	____ Rule 506(b) ____ Rule 506(c) ____ Rule 504 __X__ Other	_X_ Common Stock ___Preferred Stock ___Debt ___Convertible Note ___Other	$555,000	It will be used as part of the 40% bank equity requirement.

Note: As described in §227.201 (d) The Company's Business and Business Plan, the company is currently conducting two offerings – a Reg CF offering and a Reg D offering.

227.201(r) – Transactions Between the Company and "Insiders"
- **Company Instructions**
- The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Development Fee	*/	Neighborhood Development Company, L.L.C.	Managing Member	$200,638
Construction Management Fee	*/	Neighborhood Development Company, L.L.C.	Managing Member	$78,164

*/ To be paid during construction of the project.

227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under Title 29 of the D.C. Code (Business Organizations Act) on November 28, 2017 and raised $555,000 in equity in a private placement to friends and family, including $100,000 from NDC. These investors were admitted as members of the Company on January 16, 2018. As of now, we have not yet begun operations other than those associated with general start-up, organizational, and pre-development matters. We have no operating revenues.

We intend to use the proceeds of this Offering to buy, construct, and operate the project as described I our business plan soon after the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering in excess of the Target Amount or up to the maximum amount, the Company may choose to raise additional funds in another private offering or other type of offering. If we cannot raise money in the maximum amount or borrow money on the terms we expect, the Company will probably not proceed with the development of the project.

Capital Resources

We purchased the property on February 22, 2018. The equity raised through this offering will be needed for development of the project.

Other than the proceeds we hope to receive from the Offering, other sources of capital are additional equity raised through a family and friends offering, a loan from the bank and seller financing.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit H: Financial Statement*

227.201(u) – Disqualification Events

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials which can be found at http://learn.smallchange.com/educational-materials/). This item requires a company to disclose whether any of those designated people committed any of those prohibited acts <u>before</u> May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

A company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the CrowdCheck reports attached as *Exhibit I: Background Checks*.

227.201(v) – Updates on the Progress of the Offering

As described above under *§227.201(g) – Target Offering Amount and Offering Deadline,* the 'target amount' for this offering is $**1,000**. You can track our progress in raising money under the Reg CF Offering and the Reg D Offering at Small Change on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.neighborhooddevelopment.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

227.201(x) – Our Compliance with Reporting Obligations

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective investors on this Form C, in the business plan and in *Exhibit C: Risks of Investing*. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

There is nothing else important to disclose.

EXHIBIT A: SOURCES & USES

ACQUISITION PHASE

SOURCES OF FUNDS

	%	/ NSF	/ GSF	NDC Pro Forma
Acquisition Loan	30%	$46.60	$39.66	$523,361
Seller Financing	23%	$35.62	$30.31	$400,000
Friends and Family	32%	$49.42	$42.06	$555,000
Small Change Investors	14%	$21.67	$18.44	$243,323
Total Sources	*100%*	**$153.31**	**$130.48**	**$1,721,684**

USES OF FUNDS

	%	/ NSF	/ GSF	NDC Pro Forma
Land Closing Cost	7%	$10.84	$9.22	$121,684
Land Costs - Acquisition	93%	$142.48	$121.26	$1,600,000
Total Uses	*100%*	**$153.31**	**$130.48**	**$1,721,684**

PREDEVELOPMENT & CONSTRUCTION PHASE

SOURCES OF FUNDS

	%	/ NSF	/ GSF	NDC Pro Forma
Prede./ Construction Loan	90%	$279.75	$238.09	$3,141,539
Small Change Investors	10%	$31.13	$26.49	$349,575
Total Sources	*100%*	**$310.87**	**$264.58**	**$3,491,114**

USES OF FUNDS

	%	/ NSF	/ GSF	Total
Soft Costs	32%	$98.42	$83.76	$1,105,244.71
Hard Costs	64%	$198.81	$169.20	$2,232,613
Interest Reserve	4%	$13.65	$11.61	$153,256
Total Uses	*100%*	**$310.87**	**$264.58**	**$3,491,114**

TOTAL DEVELOPMENT

SOURCES OF FUNDS

	%	/ NSF	/ GSF	Total
Acquisition Loan	10%	$46.60	$39.66	$523,361
Prede./ Construction Loan	60%	$279.75	$238.09	$3,141,539
Seller Financing	8%	$35.62	$30.31	$400,000
1st Round Equity	11%	$49.42	$42.06	$555,000
2nd Round Equity	11%	$52.80	$44.93	$592,897
Total Sources	*100%*	**$464.18**	**$395.06**	**$5,212,797**

USES OF FUNDS

	%	/ NSF	/ GSF	Total
Land Costs	31%	$142.48	$121.26	$1,600,000
Land Closing Cost	2%	$10.84	$9.22	$121,684
Hard Costs	43%	$198.81	$169.20	$2,232,613
Soft Costs	21%	$98.42	$83.76	$1,105,245
Reserves	3%	$13.65	$11.61	$153,256
Total Uses	*100%*	**$464.18**	**$395.06**	**$5,212,797**

EXHIBIT B: OPERATING PROFORMA

Annual Cash Flow - Stabilized - 6.0% CAP RATE		2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Year		1	2	3	4	5	6	7	8	9	10
Rental Income		$264,058	$360,879	$369,901	$379,149	$388,627	$398,343	$408,302	$418,509	$428,972	$439,696
Parking Income		0	0	0	0	0	0	0	0	0	0
Potential Gross Income		264,058	360,879	369,901	379,149	388,627	398,343	408,302	418,509	428,972	439,696
less: Vacancy		(13,203)	(18,044)	(18,495)	(18,957)	(19,431)	(19,917)	(20,415)	(20,925)	(21,449)	(21,985)
less: Collection & Credit Loss		0	0	0	0	0	0	0	0	0	0
Effective Gross Income		250,855	342,835	351,406	360,191	369,196	378,426	387,887	397,584	407,523	417,711
plus: CAM Reimbursement		51,524	52,296	53,081	53,877	54,685	55,505	56,338	57,183	58,041	58,911
plus: Mgt Fee Reimbursement		12,881	17,142	17,570	18,010	18,460	18,921	19,394	19,879	20,376	20,886
Gross Operating Income		315,259	412,273	422,057	432,078	442,341	452,853	463,619	474,646	485,940	497,508
less: CAM Expenses		(51,524)	(52,296)	(53,081)	(53,877)	(54,685)	(55,505)	(56,338)	(57,183)	(58,041)	(58,911)
less: Mgt Expenses		(12,881)	(17,142)	(17,570)	(18,010)	(18,460)	(18,921)	(19,394)	(19,879)	(20,376)	(20,886)
Net Operating Income (NOI)		**$250,855**	**$342,835**	**$351,406**	**$360,191**	**$369,196**	**$378,426**	**$387,887**	**$397,584**	**$407,523**	**$417,711**
Return on Cost		*5.66%*	*7.73%*	*7.93%*	*8.13%*	*8.33%*	*8.54%*	*8.75%*	*8.97%*	*9.19%*	*9.42%*
Financing Expense											
Permanent Loan Payment		($144,049)	($204,412)	($250,426)	($250,426)	($250,426)	($250,426)	($250,426)	($250,426)	($250,426)	($250,426)
Seller's Financing Payment		($24,000)	($24,000)	($24,000)	($24,000)	($24,000)	$0	$0	$0	$0	$0
Replacement Reserve		(5,483)	(5,483)	(5,483)	(5,483)	(5,483)	(5,483)	(5,483)	(5,483)	(5,483)	(5,483)
Net Cash Flow		**$77,323**	**$108,940**	**$71,497**	**$80,282**	**$89,287**	**$122,517**	**$131,978**	**$141,675**	**$151,615**	**$161,803**
Annual Return on Equity		6.72%	9.46%	6.21%	6.97%	7.76%	10.64%	11.46%	12.31%	13.17%	14.05%
Sale of Asset											
Net Operating Income (NOI)		$250,855	$342,835	$351,406	$360,191	$369,196	$378,426	$387,887	$397,584	$407,523	$417,711
Capitalization Rate (%)		**6.00%**	**6.00%**	**6.00%**	**6.00%**	**6.00%**	**6.00%**	**6.00%**	**6.00%**	**6.00%**	**6.00%**
Valuation		**$4,180,917**	**$5,713,920**	**$5,856,768**	**$6,003,188**	**$6,153,267**	**$6,307,099**	**$6,464,776**	**$6,626,396**	**$6,792,056**	**$6,961,857**
Valuation ($/GSF)		***$426***	***$582***	***$597***	***$612***	***$627***	***$643***	***$659***	***$675***	***$692***	***$709***
Valuation ($/FAR) - assuming 1.0 FAR		***$320***	***$437***	***$448***	***$459***	***$470***	***$482***	***$494***	***$507***	***$519***	***$532***
Valuation ($/FAR) - assuming 3.0 FAR		***$107***	***$146***	***$149***	***$153***	***$157***	***$161***	***$165***	***$169***	***$173***	***$177***
Cost of Sales (%)		3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Net Sale Proceeds		**$4,055,490**	**$5,542,503**	**$5,681,065**	**$5,823,092**	**$5,968,669**	**$6,117,886**	**$6,270,833**	**$6,427,604**	**$6,588,294**	**$6,753,001**
Debt Paydown											
Beginning Balance		$2,880,973	$2,880,973	$3,623,462	$3,563,268	$3,499,914	$3,433,234	$3,363,053	$3,289,187	$3,211,444	$3,129,619
Payment		$144,049	$204,412	$250,426	$250,426	$250,426	$250,426	$250,426	$250,426	$250,426	$250,426
Principal		$0	$60,363	$60,194	$63,354	$66,680	$70,181	$73,865	$77,743	$81,825	$86,121
Interest		$144,048.64	$144,049	$190,232	$187,072	$183,745	$180,245	$176,560	$172,682	$168,601	$164,305
Ending Balance		**$2,880,973**	**$2,820,609**	**$3,563,268**	**$3,499,914**	**$3,433,234**	**$3,363,053**	**$3,289,187**	**$3,211,444**	**$3,129,619**	**$3,043,499**
DSCR		**1.49**	**1.50**	**1.28**	**1.31**	**1.35**	**1.51**	**1.55**	**1.59**	**1.63**	**1.67**
Seller's Financing Paydown											
Beginning Balance		$400,000	$400,000	$400,000	$400,000	$400,000	-	-	-	-	-
Interest		$24,000	$24,000	$24,000	$24,000	$24,000	-	-	-	-	-
Interest Only Payment		**$24,000**	**$24,000**	**$24,000**	**$24,000**	**$400,000**	-	-	-	-	-
Cash Flow From Asset	**($1,151,293)**	**$77,323**	**$108,940**	**$874,350**	**$80,282**	**$2,224,723**	-	-	-	-	-
Total Cash Flow From Asset	**$2,214,325**										
Investor Cash Flow	**($1,151,293)**	**$77,323**	**$108,940**	**$874,350**	**$80,282**	**$1,584,092**	-	-	-	-	-
NDC Cash Flow		**$0**	**$0**	**$0**	**$0**	**$640,631**	-	-	-	-	-
Total Investor Cash Flow	**$ 1,573,694**										
Total NDC Cash Flow	**$ 640,631**										

EXHIBIT C: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.
SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

RISKS ASSOCIATED WITH REAL ESTATE INDUSTRY

SPECULATIVE NATURE OF REAL ESTATE INVESTING: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; competition and changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and acts of terror and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

ENVIRONMENTAL RISKS: The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA COMPLIANCE: The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

REGULATION AND ZONING: Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

CASUALTY LOSSES: A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

ILLIQUIDITY OF REAL ESTATE: Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

PROPERTY VALUES COULD DECREASE: The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

INABILITY TO ATTRACT AND/OR RETAIN TENANTS: The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords

- Changes in economic conditions could reduce demand

- Existing tenants might not renew their leases

- The company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

- Portions of the property could remain vacant for extended periods

- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

RISKS ASSOCIATED WITH DEVELOPMENT AND CONSTRUCTION: The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

LIABILITY FOR PERSONAL INJURY: The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

RISKS ASSOCIATED WITH EARLY-STAGE COMPANIES

EARLY-STAGE COMPANIES FACE SIGNIFICANT CHALLENGES: The Company is an early-stage company, and like all early-stage companies faces significant challenges, including:

- Understanding the marketplace and accurately identifying opportunities for growth

- Developing its products and services

- Developing its brands

- Responding effectively to the offerings of existing and future competitors

- Attracting, retaining, and motivating qualified executives and personnel

- Implementing business systems and processes, including technology systems

- Raising capital

- Controlling costs

- Managing growth and expansion

- Implementing adequate accounting and financial systems and controls

- Dealing with adverse changes in economic conditions

Unfortunately, the reality is that many early-stage companies never overcome these challenges, and there is no guaranty that the Company will prove to be an exception.

WE EXPECT TO EXPERIENCE OPERATING LOSSES FOR THE FORESEEABLE FUTURE: We expect to experience losses, not profits, for the foreseeable future, as we construct the project, seek tenants to occupy the project and pay rent, develop our products and services and build out our operations.

ACCURATELY ASSESSING THE VALUE OF A PRIVATE START-UP COMPANY IS DIFFICULT: Putting a value on a security issued by privately held startup or early-stage company is extremely difficult. The price of our securities was determined arbitrarily, and bears no relationship to established criteria of value such as the assets, earnings, or book value of the Company.

LACK OF ACCESS TO CAPITAL: As a small business, the Company has very limited access to capital. If we need more capital in the future, as we probably will, there is no guaranty we will be able to find it.
LIMITED PRODUCTS AND SERVICES: The Company will construct and own only one (1) project, making it vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS: Larger companies typically have in place strict accounting controls to prevent theft and embezzlement. In contrast, our Company has only limited controls.

UNPROVEN BUSINESS MODELS: Our Company is trying to introduce what is effectively an entirely new type of real estate project to the Washington, DC market. If we are successful, the rewards could be significant. But consumer behavior is very difficult to change, and successful business models are very difficult to build. There is no guaranty that consumers will embrace our new model.

RISKS COMMON TO COMPANIES ON THE PLATFORM GENERALLY

RELIANCE ON MANAGEMENT: Under our Operating Agreement, investors will not have the right to participate in the management of the Company. Instead, Mr. Adrian Washington, Manager of sole manager of the Company, will manage all aspects of the Company and its business. Furthermore, if Mr. Washington or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

INABILITY TO SELL YOUR INVESTMENT: The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment indefinitely (in the case of equity securities).

WE MIGHT NEED MORE CAPITAL: We might need to raise more capital in the future to fund the construction of the project and the build-out of tenant improvements, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT OUR BUSINESSES: Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars, terrorism, and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

NO REGISTRATION UNDER SECURITIES LAWS: Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION: Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION: We will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and we are allowed to stop providing annual information in certain circumstances.

BREACHES OF SECURITY: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

UNINSURED LOSSES: We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

UNRELIABLE FINANCIAL PROJECTIONS: We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

LIMITS ON LIABILITY OF COMPANY MANAGEMENT: Our Operating Agreement limits the liability of management, making it difficult or impossible for investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

CHANGES IN LAWS: Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

CONFLICTS OF INTEREST: In many ways, your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

- You might wish the Company or project would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

- You would like to keep the compensation of managers low, while managers want to make as much as they can.

- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

YOUR INTERESTS AREN'T REPRESENTED BY OUR LAWYERS: We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

RISKS ASSOCIATED WITH EQUITY SECURITIES

EQUITY COMES LAST IN THE CAPITAL STACK: You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the company will be the next Facebook, but face the risk that it will be the next Theranos.

POSSIBLE TAX COST: The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

YOUR INTEREST MIGHT BE DILUTED: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS: If the Company needs more capital in the future and sells stock to raise that capital, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

OUR COMPANIES WILL NOT BE SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES: Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

EXHIBIT D – REG CF INVESTMENT AGREEMENT

3451 BENNING LLC

This is an Agreement, entered into on _______________, 2018, by and between 3451 Benning LLC, a limited liability company (the "Company") and _________________ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

2. **Purchase of LLC Interest**.

2.1. **In General**. Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest for $_____________. We refer to your limited liability company interest as the "LLC Interest." The ownership percentage assigned to your LLC Interest in the Company will be determined by the Manager by dividing the dollar amount of your investment by the aggregate amount of all investments in the Company by all Purchaser's, including the Manager and its affiliates in its role as an investor member.

2.2. **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest, as explained in the Disclosure Document.

3. **Our Right to Reject Investment**. We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

4. **No Certificate**. You will not receive a paper certificate representing your LLC Interest.

5. **Your Promises**. You promise that:

5.1. **Accuracy of Information**. All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

5.2. **Review of Information**. You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company and understand its terms, including those dealing with distributions.

5.3.   **Risks**. You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

5.4.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

5.5.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

5.6.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

5.7.   **Acting On Your Own Behalf**. You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

5.8.   **Investment Purpose**. You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

5.9.   **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

5.10.   **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

5.11.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

5.12.   **Restrictions on Transfer**. You understand that the LLC Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely.

5.13.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

5.14.   **Tax Treatment**. We have not promised you any particular tax outcome from owning the LLC Interest.

5.15.   **Past Performance**. You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

5.16.   **Money Laundering**. The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

5.17.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

5.18.   **Authority**. If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

6. **Confidentiality**. The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

7. **Re-Purchase of LLC Interest**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the principal amount outstanding.

8. **Execution of Operating Agreement**. By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

9. **Governing Law**. Your relationship with us shall be governed by District of Columbia law, without taking into account principles of conflicts of law.

10. **Arbitration**.

10.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

10.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Washington, District of Columbia unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

10.3. **Appeal of Award**. Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

10.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

10.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

11. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to

tell us right away if you change your email address or home mailing address so we can send information to the new address.

12.   **Notices**. All notices between us will be electronic. You will contact us by email at awashington@neighborhooddevelopment.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

13.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

14.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

15.   **Miscellaneous Provisions**.

15.1.   **No Transfer**. You may not transfer your rights or obligations.

15.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

15.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

15.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to are the only agreements between us.

15.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

[*Typical Signature Page follows*]

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Agreement effective on the date first written above.

______________________________________	______________________________________
Investor Signature	Second Signature, if Required

ACCEPTED

3451 Benning LLC
By: The Neighborhood Development Company, L.L.C.,
Its Manager

By:____________________________________
Adrian Washington, Manager

EXHIBIT E – LLC AGREEMENT

AMENDED AND RESTATED OPERATING AGREEMENT
OF
3451 BENNING LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "**Agreement**") of 3451 Benning LLC (the "**Company**") is entered into as of January 16, 2018, by and among The Neighborhood Development Company, L.L.C., a District of Columbia limited liability company (the "**Manager**" or the "**Initial Member**" or "**NDC**") and the other persons executing and delivering this Agreement as investor Members (together with the Manager and any persons who in the future may be admitted to the Company as investor Members in accordance with this Agreement, the "**Members**").

WHEREAS, the Manager formed the Company pursuant to the provisions of the District of Columbia Uniform Limited Liability Company Act of 2010, as amended from time to time (the **"Act"**), under the name "3451 Benning LLC" by causing the Articles of Organization to be filed with the office of the Corporations Office of the District of Columbia on Noember 28, 2017; and

WHEREAS, the Manager entered into the Operating Agreement of the Company as of November 28, 2017; and

WHEREAS, the Manager and the undersigned, constituting all of the Members of the Company, desire to be admitted to the Company, to continue the Company for the purposes hereinafter set forth, and to amend and restate the rights and obligations of, the relationships among, and certain other provisions governing the conduct of the affairs of, the Members and the Company.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending legally to be bound, hereby covenant and agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

Unless the context otherwise specifies or requires, capitalized terms used herein which are not otherwise defined in the text of this Agreement shall have the respective meanings assigned thereto in **Addendum I**, attached hereto and incorporated herein by reference, for all purposes of this Agreement (such definitions to be equally applicable to both the singular and the plural forms of the terms defined). Unless otherwise specified, all references herein to Articles or Sections are to Articles or Sections of this Agreement.

ARTICLE II
FORMATION; NAME; PLACE OF BUSINESS

2.01   Formation of Company; Filings

The Members of the Company hereby:

(a)   ratify and affirm the formation of the Company as a limited liability company pursuant to the Act and approve the filing of the Articles of Organization with the Corporations Office;

(b)   confirm and agree to their status as Members of the Company;

(c)   execute this Agreement for the purpose of continuing the existence of the Company and establishing the rights, duties, and relationship of the Members; and

(d)   (i) agree that if the laws of any jurisdiction in which the Company transacts business so require, the Manager also shall file, with the appropriate office in that jurisdiction, any documents necessary for the Company to qualify to transact business under such laws; and (ii) agree and obligate themselves to execute, acknowledge, and cause to be filed for record, in the place or places and manner prescribed by law, any amendments to the Articles of Organization as may be required, either by the Act, by the laws of any jurisdiction in which the Company transacts business, or by this Agreement, to reflect changes in the information contained therein or otherwise to comply with the requirements of law for the continuation, preservation, and operation of the Company as a limited liability company under the Act.

2.02   Name of Company

The name under which the Company shall conduct its business is "3451 Benning LLC." The business of the Company may be conducted under any other name permitted by the Act that is deemed necessary or desirable by the Manager, in its sole and absolute discretion. The Manager shall execute, file, and record any assumed or fictitious name certificates required by the laws of the District of Columbia or any state in which the Company conducts business.

2.03   Place of Business

The initial place of business of the Company shall be located at 3232 Georgia Avenue, NW, Suite 100, Washington, DC 20010. The Manager may hereafter change the principal place of business of the Company to such other place or places within the United States as the Manager may from time to time determine, in its sole and absolute discretion provided that, if necessary, the Manager shall amend the Articles of Organization in accordance with the applicable requirements of the Act. The Manager may, in its sole and absolute discretion, establish and maintain such other offices and additional places of business of the Company, either within or without the District of Columbia, as it deems appropriate.

2.04   Registered Office and Registered Agent

The street address of the initial registered office of the Company shall be 3232 Georgia Avenue, NW, Suite 100, Washington, DC 20010 and the Company's registered agent at such address shall be The Neighborhood Development Company, L.L.C.

ARTICLE III
MEMBERS; PURPOSES; POWERS

3.01   Members

The names and addresses of the Members are set forth on **Schedule 1** attached hereto. Upon executing this Agreement and making its Initial Capital Contribution to the Company, each such Member shall be admitted as a member of the Company and issued its Interests.

3.02   Additional Members

The Manager shall have the authority without the approval of other Members to admit one or more additional Members on one or more dates after the date of this Agreement. A Member shall be deemed admitted upon execution of this Agreement and payment of its Initial Capital Contribution to the Company. The Manager is hereby authorized and directed to revise **Schedule 1** as necessary from time to time to reflect the admission of any such additional Members and any substituted Members to the Company and the withdrawal of any Member, as set forth in **Section 9.02(b),** the issuance, if applicable, of Interests, and the adjustment of Interest percentages as a result of the admission of additional Members.

3.03   Purposes

The purpose and business of the Company is to acquire, develop, redevelop, finance, refinance, hold, manage, lease, operate, and sell the real property located at 3451 Benning Street, NE in the city of Washington, DC (the "**Project**"). The Company has entered into a Purchase and Sale Agreement dated September 21, 2017, as amended, for the acquisition of the Project. The Company is authorized to do all acts and things as may be necessary, desirable, expedient, convenient for or incidental to, the furtherance and accomplishment of the foregoing objectives and purposes and for the protection and benefit of the Company.

3.04   Powers

The Company shall have the power to do any and all acts and things necessary, appropriate, advisable, or convenient for the furtherance and accomplishment of the purposes of the Company, including, without limitation, to engage in any kind of activity and to enter into and perform obligations of any kind necessary to or in connection with, or incidental to, the accomplishment of the purposes of the Company, so long as said activities and obligations may be lawfully engaged in or performed by a limited liability company under the Act.

ARTICLE IV
TERM OF COMPANY

The Company commenced on the date upon which the Articles of Organization were duly filed with the Recording Office and shall continue until dissolved and liquidated in accordance with the provisions of **Article X**.

ARTICLE V
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

5.01   Initial Capital Contributions of the Members

Upon execution of this Agreement, unless otherwise agreed in writing by the Manager, each Member shall make its Initial Capital Contribution to the Company by check or wire transfer in the amount set forth for such Member in **Schedule 1** attached hereto. Upon making its required Initial Capital Contribution, each Member shall own the Interests set forth opposite its name on **Schedule 1** attached hereto.

5.02   Additional Capital Contributions

No Member shall have any obligation to make capital contributions to the Company beyond those Initial Capital Contributions set forth in **Schedule 1** attached hereto.

5.03   Capital Accounts

A separate Capital Account shall be established and maintained for each Member in all events in accordance with the Tax Allocations Addendum in **Addendum II** attached hereto and incorporated herein by reference.

5.04   Negative Capital Accounts

Except to the extent the Members are required to make contributions to the capital of the Company under **Section 5.01**, no Member shall be required to pay to the Company or to any other Member any deficit or negative balance which may exist from time to time in such Member's Capital Account.

5.05   No Interest on Capital Contributions or Capital Accounts

No Member shall be entitled to receive any interest on its Capital Contributions or its outstanding Capital Account balance.

5.06   Advances to Company

In the event that additional funds are required by the Company for or in respect of its business or any of its obligations, expenses, costs, liabilities or expenditures, then the Manager, acting for and on behalf of, and in the name of, the Company, may cause the Company to borrow such required additional funds, with interest payable at then-prevailing rates, from commercial banks, savings and loan associations and/or other lending institutions or persons (including Members).

No Member shall advance funds to the Company in excess of the amounts required hereunder to be contributed by it to the capital of the Company without the express written consent of the Manager. Unless the Manager authorizes in writing that such advances by a Member shall result in any increase in the amount of such Member's Capital Account and entitle it to any increase in its Interest, the amounts of such advances shall be a debt of the Company to such Member and shall be payable or collectible only out of the Company Assets in accordance with terms and conditions agreed upon by such advancing Member and the Manager; *provided*, *however*, that no such terms shall be more favorable to the Member making the advance than those that would be agreed to by an unrelated third-party bargaining at arm's length.

5.07 Liability of Members and the Manager

Except as otherwise provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and none of the Members shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under the Act or this Agreement shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

5.08 Return of Capital

No Member shall have the right to demand or to receive the return of all or any part of its Capital Account or its Capital Contributions to the Company. No Member shall have the right to demand or receive any distribution of Company Assets in any form other than cash.

ARTICLE VI
ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTION

6.01 Allocation of Net Income or Net Loss

The Net Income or Net Loss, other items of income, gains, losses, deductions and credits, and the taxable income, gains, losses, deductions and credits of the Company, if any, for each Fiscal Year (or portion thereof) shall be allocated to the Members as provided in the Tax Allocations Addendum.

6.02 Allocation of Income and Loss With Respect to Interests Transferred

If any Interest is transferred during any Fiscal Year, the Net Income or Net Loss (and other items referred to in **Section 6.01**) attributable to such Interest for such Fiscal Year shall be allocated proportionately between the transferor and the transferee based on the number of days during such Fiscal Year for which each party was the owner of the Interest transferred.

6.03   Distributions to Members

(a) The Manager, in its sole discretion, shall determine the amount of Net Cash Flow and other property available for distribution to the Members other than NDC as Manager from time to time. Prior to the liquidation of the Company upon its termination, 100% of all distributions shall be made to the Members (including NDC in its role as an investor Member), but not including NDC as Manager.

(b) Any distributions to be made to the Members in connection with the termination and liquidation of the Company will be made in accordance with **Section 10.04(b)**. In the event the Manager determines that the Company has made a distribution to one or more Members that exceeds the amount that should have been distributed to such Member(s), such excess distribution shall be repaid to the Company either (i) by reducing the amount of future distributions to be made to such Member(s) by such excess, or (ii) by such Member repaying such amount to the Company if so requested by the Manager (provided, that if the Manager receives such an excess distribution, it shall repay such amount to the Company promptly upon the determination that it received such amount).

ARTICLE VII
MANAGEMENT

7.01   Management of the Company by the Manager

(a)   <u>Management by the Manager</u>.   The Members hereby unanimously agree that the responsibility for management of the business and affairs of the Company shall be delegated solely to the Manager pursuant to the Act. No Member other than the Manager shall have the power to bind the Company.

(b)   <u>Management and Control of Company Business</u>. Except as otherwise expressly limited by the provisions of this Agreement, the Manager shall have full, exclusive, and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company, and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company as set forth herein. The Manager shall use reasonable efforts to carry out the purposes of the Company and shall devote such time to the management of the business and affairs of the Company as shall be reasonably necessary. Except as otherwise expressly set forth in this Agreement, the other Members shall not have any authority, right, or power to bind the Company, or to manage or control, or to participate in the management or control of, the business and affairs of the Company in any manner whatsoever. Without limiting the generality of the foregoing, the Manager agrees that it will maintain the books and records of the Company and make periodic progress and portfolio reports to the Members in accordance with **Article VIII**, and that it will provide or cause to be provided such clerical, technical and bookkeeping services, and such personnel, office space, equipment and facilities as are necessary to fulfill its functions under this Agreement.

(c)   Other Activities of the Manager.   Nothing contained herein shall preclude the Manager or any of its officers, members or employees (i) from acting, consistent with the foregoing, as a director of any corporation, trustee of any trust, a partner of any partnership, or as an administrative official of any other business entity, (ii) from receiving compensation for services as a director, adviser, consultant or manager with respect to, or participation in profits derived from investments in or of, any such corporation, trust, partnership or other business entity, or (iii) from investing in any securities for its own account.

(d)   Powers of Manager.   Subject to the limitations of **Section 7.01(e)**, the Manager (acting on behalf of the Company) shall have the right, power, and authority, in the management of the business and affairs of the Company, to do or cause to be done any and all acts, at the expense of the Company, deemed by the Manager to be necessary or appropriate to effectuate the purposes of the Company.   The power and authority of the Manager pursuant to this Agreement shall be liberally construed to encompass all acts and activities in which a Company may engage under the Act and this Agreement.   The power and authority of the Manager shall include, without limitation, the power and authority on behalf of the Company:

(i)   to do any acts or things that the Company has power to do pursuant to **Section 3.04**;

(ii)   to purchase and maintain, in its sole and absolute discretion and at the expense of the Company, liability, indemnity, and any other insurance, sufficient to protect the Company, the Manager, its members, employees, agents, and Affiliates, or any other Person, from those liabilities and hazards which may be insured against in the conduct of the business and the management of the business and affairs of the Company; and

(iii)   to make, execute, assign, acknowledge, and file on behalf of the Company any and all documents or instruments of any kind which the Manager may deem necessary or appropriate in carrying out the purposes of the Company, including, without limitation, powers of attorney, documents related to the financing and refinancing of the Company's assets, agreements of indemnification, and subscription agreements, stock purchase agreements, notes, security agreements, documents, or instruments of any kind or character, and amendments thereto (and no person, firm or corporation dealing with the Manager shall be required to determine or inquire into the authority or power of the Manager to bind the Company or to execute, acknowledge, or deliver any and all documents in connection therewith).

(e)   Limitation on Authority of the Manager. Notwithstanding anything in this Agreement to the contrary, the Manager shall not without the prior written consent of the holders of a Majority in Interest of the Members cause or permit the Company to:

(i)   dissolve and wind-up the affairs of the Company, except as provided in **Article X**;

(ii)   merge or consolidate with any other Company or other entity; or

(iii)   cause the Company to purchase securities from the Manager or any Affiliate thereof.

(f)   <u>Removal of Manager</u>. The Members may remove and replace the Manager by unanimous written consent only in the event of the Manager's fraud, intentional misconduct, or gross negligence.

7.02   Allocation of Expenses

The Manager shall be solely responsible for paying its own internal overhead expenses associated with normal and routine administration of the Company and the offering of Interests. The Company shall be solely responsible for all other expenses of the Company, including without limitation the following (i) the cost of outside consultants, legal, accounting, and other third-party expenses to the extent such expenses are related to the administration of the Company or its operations; (ii) auditing expenses, regulatory fees, and tax expenses; (iii) extraordinary expenses such as litigation; (iv) all charges and expenses of third parties incurred in connection with the Company's investments and development of the Project, including appraisal, legal, architect, title, sales commissions, and accounting fees; and (v) expenses associated with notices and reports to and meetings of the Members, and (vi) operating and capital expenses of the Project. The Manager shall have the right to reimbursement from the Company for any direct out-of-pocket expenses incurred or payments made on behalf of the Company, provided that such expenses or payments are appropriate for the conduct of Company business.

7.03   Other Activities of Members

As long as its activities are otherwise consistent with this Agreement, any Member may have other business interests or may engage in other business ventures of any nature or description whatsoever, whether currently existing or hereafter created, and may compete, directly or indirectly, with the business of the Company. No Member or Affiliate thereof shall incur any liability to the Company as a result of such Member's or Affiliate's pursuit of such other business interest, ventures and competitive activity, and neither the Company nor the other Members shall have any right to participate in such other business ventures or to receive or share in any income or profits derived therefrom.

7.04   Transactions with Manager or Affiliates

The Company may enter into transactions with the Manager or with any Affiliate of the Manager *provided*, *however*, that no such terms shall be more favorable to the Manager or Affiliate than those that would be agreed to by an unrelated third-party bargaining at arms' length. Without limiting the foregoing, the Manager or an affiliate of the Manager may act as developer, general contractor, and construction manager for the Project and in each such capacity be paid a fee by the Company.

7.05   Liability of Manager and Affiliates to Company and Members

Neither the Manager nor any of its Affiliates shall be liable to the Company or to the Members for any losses sustained or liabilities incurred as a result of any act or omission of any of such Persons, if (i) such Person acted in good faith and in a manner it believed to be in, or not opposed to, the interests of the Company, and (ii) the conduct of such Person did not constitute gross negligence, actual fraud, or willful misconduct.

7.06   Indemnification of the Members and any Affiliate

(a)   In accordance with Section 18-108 of the Act, the Company shall indemnify and hold harmless any Member and Affiliate thereof (individually, in each case, an "**Indemnitee**") to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits, or proceedings, whether civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved as a party or otherwise, arising out of or incidental to the business or activities of or relating to the Company, regardless of whether the Indemnitee continues to be a Member or Affiliate thereof at the time any such liability or expense is paid or incurred; *provided*, *however*, that this provision shall not eliminate or limit the liability of an Indemnitee (i) for any breach of the Indemnitee's duty of loyalty to the Company or its Members, (ii) for acts or omissions which involve gross negligence, intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the Indemnitee received any improper personal benefit.

(b)   Expenses incurred by an Indemnitee in defending any claim, demand, action, suit, or proceeding subject to this **Section 7.06** shall, from time to time, upon request by the Indemnitee be advanced by the Company prior to the final disposition of such claim, demand, action, suit, or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount, if it shall be determined in a judicial proceeding or a binding arbitration that such Indemnitee is not entitled to be indemnified as authorized in this **Section 7.06**.

(c)   The indemnification provided by this **Section 7.06** shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, vote of the Members, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Member or any Affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns, and administrators of the Indemnitee.

(d)   The Company may purchase and maintain insurance on behalf of the Manager and such other Persons as the Manager shall determine against any liability that may be asserted against or expense that may be incurred by such Persons in connection with the offering of Interests or the business or activities of the Company, regardless of whether the Company would have the power to indemnify such Persons against such liability under the provisions of this Agreement.

(e)   An Indemnitee shall not be denied indemnification in whole or in part under this **Section 7.06** or otherwise by reason of the fact that the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted or not expressly prohibited by the terms of this Agreement.

(f)   The provisions of this **Section 7.06** are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

ARTICLE VIII
BANK ACCOUNTS; BOOKS AND RECORDS;
STATEMENTS; TAXES; FISCAL YEAR

8.01   Bank Accounts

All funds of the Company shall be deposited in its name in such checking and savings accounts, time deposits or certificates of deposit, or other accounts at such banks or other accredited financial institutions as shall be designated by the Manager from time to time, and the Manager shall arrange for the appropriate conduct of such account or accounts.

8.02   Books and Records

The Manager shall keep, or cause to be kept, accurate, full and complete books and accounts showing assets, liabilities, income, operations, transactions and the financial condition of the Company. Such books and accounts shall be prepared on the cash or accrual basis of accounting, as determined by the Manager. Any Member, or its respective designee, shall have access thereto at any reasonable time during regular business hours and shall have the right to copy said records at its expense.

8.03   Financial Statements and Information; Portfolio Reports

(a)   All financial statements prepared pursuant to this **Section 8.03** shall present fairly the financial position and operating results of the Company and shall be prepared in accordance with generally accepted accounting principles on the cash or accrual basis as provided in **Section 8.02** for each Fiscal Year of the Company during the term of this Agreement.

(b)   Within one hundred eighty (180) days after the end of each Fiscal Year during the term of this Agreement, the Manager shall prepare and submit or cause to be prepared and submitted to the Members (i) a balance sheet, together with statements of profit and loss, Members' equity, and changes in financial position for the Company during such Fiscal Year; (ii) a report of the activities of the Company during the Fiscal Year; (iii) a report summarizing the fees and other remuneration paid by the Company for such Fiscal Year to the Manager and any Affiliate thereof; and (iv) a reviewed statement showing any amounts distributed to the Members in respect of such Fiscal Year.

(c)   The Manager shall provide to the Members such other reports and information concerning the business and affairs of the Company as may be required by the District of Columbia LLC Act or by any other law or regulation of any regulatory body applicable to the Company.

8.04   Accounting Decisions

All decisions as to accounting matters, except as specifically provided to the contrary herein, shall be made by the Manager.

8.05   Where Maintained

The books, accounts and records of the Company at all times shall be maintained at the Company's place of business under Section 2.03.

8.06   Tax Returns

(a)   At the Company's expense and in a timely fashion after the end of each Fiscal Year, the Manager shall cause to be prepared and delivered to the Members copies of all federal and state income tax returns for the Company for such Fiscal Year, one copy of which shall be filed by the Manager. Such returns shall be prepared on the cash or accrual basis, and shall accurately reflect the results of operations of the Company for such Fiscal Year. The Manager shall be the "**Tax Matters Partner**" (as defined in the Code) of the Company and the Manager is authorized and required to represent the Company (at the expense of the Company) in connection with all examinations of the affairs of the Company by any federal, state, or local tax authorities, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith.

(b)   The Manager shall keep all Members fully informed of the progress of any such examination, audit or other proceeding, and any Member with an Interest of at least 10% (and any person that was a Member with an Interest of at least 10% in the year to which such examination, audit or other proceeding relates) shall have the right to participate in such examination, audit or other proceeding. Each Member and former Member agrees to cooperate with the Manager and to do or refrain from doing any or all things reasonably required by the Manager in connection with the conduct of such proceedings.

8.07   Fiscal Year

The fiscal year of the Company for financial, accounting, Federal, state and local income tax purposes shall initially be the calendar year (the "**Fiscal Year**").

ARTICLE IX
TRANSFER OF INTERESTS AND THE
SUBSTITUTION AND WITHDRAWAL OF MEMBERS

9.01   Transfer of Interests

(a)   The term "transfer", when used in this **Article IX** with respect to Interests in the Company, shall include any sale, assignment, gift, pledge, hypothecation, mortgage, exchange, or other disposition, except that such term shall not include any pledge, mortgage, or hypothecation of or granting of a security interest in Interests in connection with any financing obtained on behalf of the Company.

(b)   No Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this **Article IX**. Any transfer or purported transfer of any Interests not made in accordance with this **Article IX** shall be void ab initio.

9.02   Restrictions on Transfers

(a)   No Member may transfer all or any of its Interest, without the express written consent of the Manager, which may be granted or withheld in its sole and absolute discretion, and which consent may be conditioned upon receipt by the Company of a written opinion of counsel for the Company or of other counsel reasonably satisfactory to the Company (which opinion shall be obtained at the expense of the transferor) that the proposed transfer will not result in any of the Prohibited Events. The transferor hereby agrees to reimburse the Company, at the request of the Manager, for any expenses reasonably incurred by the Company in the course of consummating the proposed transfer.

(b)   Any transferee of an Interest shall become a substituted Member upon (i) the express written consent of the Manager in the exercise of its sole and absolute discretion; and (ii) the transferee agreeing to be bound by all the terms and conditions of the Articles of Organization and this Agreement as then in effect. Unless and until a transferee is admitted as a substituted Member, the transferee shall have no right to exercise any of the powers, rights, and privileges of a Member hereunder. A Member who has transferred its Interest shall cease to be a Member upon transfer of all of such Member's Interest and thereafter shall have no further powers, rights, and privileges as a Member hereunder except as provided in **Section 7.06** and **Section 8.06(b)**.

(c)   The Company, each Member, the Manager, and any other person or persons having business with the Company need deal only with Members who are admitted as Members or as substituted Members of the Company, and they shall not be required to deal with any other person by reason of transfer by a Member or by reason of the death of a Member, except as otherwise provided in this Agreement. In the absence of the substitution (as provided herein) of a Member for a transferring or a deceased Member, any payment to a Member or to a Member's executors or administrators shall acquit the Company and the Manager of all liability to any other persons who may be interested in such payment by reason of an assignment by, or the death of, such Member.

9.03   No Right to Withdraw

No Member shall have any right to resign, retire or otherwise withdraw from the Company without the express written consent of the Manager.

9.04   Right of Company to Acquire Interests

Notwithstanding anything to the contrary contained herein, in the event any attribute or characteristic of a Member (a "**Nonqualifying Member**") would cause any of the Prohibited Events, then the Company shall have the right to acquire the Interest of the Nonqualifying Member in accordance with this **Section 9.04**. In the event the Manager becomes aware that a Member has an attribute or characteristic that would cause a Prohibited Event, the Manager may provide the Nonqualifying Member with a written notice and a fifteen (15) day period to provide documentation reasonably acceptable to Manager demonstrating that such attribute or characteristic does not exist. If the Nonqualifying Member fails to provide such documentation, the Manager may cause the Company to acquire the Nonqualifying Member's Interest for an amount equal to the lesser of (a) the Nonqualifying Member's Capital Contributions minus any Return of Capital or (b) the amount the Member would receive pursuant to **Section 10.04** if the Company were to dissolve on the date of the transfer of the Interest. Such amount shall be determined by the Manager in its reasonable discretion. The transfer of the Nonqualifying Member's Interest shall occur upon ten (10) days written notice from the Manager. Each Member appoints the Manager as its attorney-in-fact with the power to execute all documents and take all actions necessary to transfer or acquire the Interest of a Nonqualifying Member in accordance with this Agreement. This power of attorney is irrevocable and coupled with an interest.

ARTICLE X
DISSOLUTION AND LIQUIDATION

10.01 Events Causing Dissolution

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events:

(a)   the sale or other disposition by the Company of all or substantially all of the Company Assets and the collection of all amounts derived from any such sale or other disposition, including all amounts payable to the Company under any promissory notes or other evidences of indebtedness taken by the Company and the satisfaction of contingent liabilities of the Company in connection with such sale or other disposition (unless the Members shall elect to distribute such indebtedness to the Members in liquidation);

(b)   the resignation of the Manager; or

(c)   the occurrence of any event that, under the Act, would cause the dissolution of the Company or that would make it unlawful for the business of the Company to be continued.

10.02 Right to Continue Business of the Company

Upon an event described in **Section 10.01(b) or 10.01(c)** (other than an event described in **Section 10.01(c)** that makes it unlawful for the business of the Company to be continued) the Company thereafter shall be dissolved and liquidated unless, within 90 days after such event, the Members, by Majority in Interest, shall elect to continue the business of the Company. If such an election to continue the Company is made, then the Company shall continue until another event causing dissolution in accordance with this **Article X** shall occur.

10.03   Cancellation of Articles of Organization

Upon the dissolution and the completion of winding up of the Company, the Articles of Organization shall be canceled in accordance with the provisions of the Act, and the Manager (or any other person or entity responsible for winding up the affairs of the Company) shall promptly notify the Members of such dissolution.

10.04   Distributions upon Dissolution

(a)   Upon the dissolution of the Company, the Manager (or any other person or entity responsible for winding up the affairs of the Company) shall proceed without any unnecessary delay (consistent with maximizing returns to the Company) to sell or otherwise liquidate the Company Assets and pay or make due provision for the payment of all debts, liabilities and obligations of the Company.

(b)   The remaining assets of the Company to be distributed to the Members in connection with the dissolution and liquidation of the Company pursuant to this Article X, after payment of all debts (including mortgage loans) and liabilities of the Company, the payment of expenses of liquidation of the Company, and the establishment of a reasonable reserve (including, without limitation, an amount estimated by the Manager to be sufficient to pay any amount reasonably anticipated to be required to be paid pursuant to Section 7.06), shall be distributed pari passu to the Members as follows: 30% to the Manager, 70% to the Members including NDC in its role as an investor Member.

10.05   Reasonable Time for Winding Up

A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to **Section 10.04** in order to maximize any profits or minimize any losses otherwise attendant upon such a winding up.

ARTICLE XI
MISCELLANEOUS PROVISIONS

11.01   Compliance with District of Columbia Uniform Limited Liability Act

Each Member agrees not to take any action or fail to take any action which, considered alone or in the aggregate with other actions or events, would result in the termination of the Company under the Act.

11.02   Additional Actions and Documents

Each of the Members hereby agrees to take or cause to be taken such further actions, to execute, acknowledge, deliver and file or to cause to be executed, acknowledged, delivered and filed such further documents and instruments, and to use best efforts to obtain such consents, as may be necessary or as may be reasonably requested in order to effectuate fully the purposes, terms and conditions of this Agreement, whether before, at or after the closing of the transactions contemplated by this Agreement.

11.03 Notices

All notices, demands, requests or other communications which may be or are required to be given, served, or sent by the Company or a Member pursuant to this Agreement shall be in writing and shall be (i) delivered by email; (ii) hand delivered (including delivery by courier), (iii) sent by recognized same day or overnight delivery service, (iv) mailed by first-class mail, or (v) transmitted by facsimile transmission, addressed as set forth on **Schedule 1** attached hereto. Each Member may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request or communication which shall be delivered, mailed or transmitted in the manner described above shall be deemed sufficiently given, served, sent or received for all purposes at such time as it is transmitted or delivered to the addressee or at such time as delivery is refused by the addressee upon presentation or on the date delivery was attempted but failed on account of the receiving party no longer being located at the address for such party then reflected in the Company's records.

11.04 Severability

The invalidity of any one or more provisions hereof or of any other agreement or instrument given pursuant to or in connection with this Agreement shall not affect the remaining portions of this Agreement or any such other agreement or instrument or any part thereof, all of which are inserted conditionally on their being held valid in law; and in the event that one or more of the provisions contained herein or therein should be invalid, or should operate to render this Agreement or any such other agreement or instrument invalid, this Agreement and such other agreements and instruments shall be construed as if such invalid provisions had not been inserted.

11.05 Survival

It is the express intention and agreement of the Members that all covenants, agreements, statements, representations, warranties and indemnities made in this Agreement shall survive the execution and delivery of this Agreement.

11.06 Waivers

Neither the waiver by a Member of a breach of, or a default under any of the provisions of, this Agreement, nor the failure of a Member, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right, remedy or privilege hereunder, shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any such provisions, rights, remedies or privileges hereunder.

11.07 Exercise of Rights

No failure or delay on the part of a Member or the Company in exercising any right, power or privilege hereunder and no course of dealing between the Members or between

a Member and the Company shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly provided are cumulative and not exclusive of any other rights or remedies which a Member or the Company would otherwise have at law or in equity or otherwise.

11.08 Binding Effect

Subject to any provisions hereof restricting assignment, this Agreement shall be binding upon and shall inure to the benefit of the Members and their respective heirs, devises, executors, administrators, legal representatives, successors and assigns.

11.9 Limitation on Benefits of this Agreement

Subject to **Section 7.06**, it is the explicit intention of the Members that no person or entity other than the Members and the Company is or shall be entitled to bring any action to enforce any provision of this Agreement against any Member or the Company, and that the covenants, undertakings and agreements set forth in this Agreement shall be solely for the benefit of, and shall be enforceable only by, the Members (or their respective successors and assigns as permitted hereunder) and the Company.

11.10 Power of Attorney; Amendment

(a) Each Member hereby irrecovacably constitutes and appoints the Manager, with full power of substitution, the true and lawful attorney-in-fact and agent for such Member, to execute, acknowledge, verify, swear to, deliver, record, and file, in its or its assignee's name, place and stead, (i) all instruments, documents and certificates which may from time to time be required by the laws of the United States of America, any jurisdiction in which the Company conducts or plans to conduct its affairs, or any political subdivision or agency thereof to effectuate, implement and continue the valid existence and affairs of the Company, (ii) any amendments to this Agreement permitted by this Section 11.10 and Section 3.02, (iii) all instruments and documents related to the admission of new Members or substitute members, withdrawal of Members, or issuance or transfer of Interests, and (iv) all instruments and documents related to the acquisition of the Project and its financing or refinancing, including, but not limited to third-party lender required "single purpose entity" provisions. To the fullest extent permitted by law, the power of attorney granted herein shall survive and not be affected by the dissolution, bankruptcy, incapacity or legal disability of the Member and shall extend to its successors and assigns. This power of attorney shall terminate upon the bankruptcy, dissolution, disability or incompetence of the Manager. Any person dealing with the Company may conclusively presume and rely upon the fact that any instrument and document referred to above, executed by such attorney-in-fact and agent, is authorized, regular and binding without further inquiry.

(b) This Agreement may be modified or amended in writing by the written consent of all Members; provided, however, the Manager may, without the approval of the other Members, amend this Agreement (i) as set for in Section 3.02, (ii) to include "single purpose entity" provisions required by any third-party lender to the Company, and (iii) for any other purpose, provided such amendment does not adversely affect the Members of the Company.

11.11 Entire Agreement

This Agreement (including the Addenda and Exhibits hereto) contains the entire agreement among the Members with respect to the transactions contemplated herein, and supersedes all 3 prior oral or written agreements, commitments or understandings with respect to the matters provided for herein and therein.

11.12 Pronouns

All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or entity may require.

11.13 Headings

Article, Section and subsection headings contained in this Agreement are inserted for convenience of reference only, shall not be deemed to be a part of this Agreement for any purpose, and shall not in any way define or affect the meaning, construction or scope of any of the provisions hereof.

11.14 Governing Law

This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the District of Columbia (but not including the choice of law rules thereof).

11.15 Execution in Counterparts

To facilitate execution, this Agreement may be executed in as many counterparts as may be required; and it shall not be necessary that the signatures of, or on behalf of, each party, or that the signatures of all persons required to bind any party, appear on each counterpart; but it shall be sufficient that the signature of, or on behalf of, each party, or that the signatures of the persons required to bind any party, appear on one or more of the counterparts. All counterparts shall collectively constitute a single agreement. The signature of any party, whether original, electronic or transmitted electronically to any counterpart shall be deemed an original signature to, and may be appended to, any other counterpart.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned has duly executed this Amended and Restated Operating Agreement of 3451 Benning LLC or has caused this Amended and Restated Operating Agreement to be duly executed on its behalf, as of the day and year first hereinabove set forth.

MANAGER AND MEMBER:

The Neighborhood Development Company, L.L.C., a District of Columbia limited liability company

By: /s/ Adrian G. Washington
Adrian G. Washington,
Manager

Date: January 16, 2018

SCHEDULE 1

MEMBER'S NAMES AND ADDRESSES	INTEREST %	INITIAL CAPITAL CONTRIBUTION
The Neighborhood Development Company, L.L.C., as Manager	0.01%	$55.00
The Neighborhood Development Company L.L.C., as investor Member	18.01%	$99,945.00
Other Investor Members	81.98%	$455,000.00
Totals:	100.00%	$555,000.00

THE LIMITED LIABILITY INTEREST EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER APPLICABLE STATE SECURITIES LAWS (THE "STATE ACTS"), AND MAY BE OFFERED OR SOLD BY A PURCHASER OF THE LIMITED LIABILITY INTEREST ONLY (1) UPON REGISTRATION OF THE LIMITED LIABILITY INTEREST UNDER THE ACT AND THE STATE ACTS OR PURSUANT TO AN EXEMPTION THEREFROM, AND (2) AFTER COMPLIANCE WITH ALL RESTRICTIONS ON TRANSFER OF LIMITED LIABILITY INTEREST IMPOSED BY THIS AGREEMENT, INCLUDING (WITHOUT LIMITATION) THE PROVISIONS OF ARTICLE IX.

* * * * *

AMENDED AND RESTATED OPERATING AGREEMENT

OF

3451 Benning LLC

ADDENDUM I

DEFINITIONS

Affiliate: (a) Any Person directly or indirectly owning, controlling, or holding power to vote ten percent (10%) or more of the outstanding voting securities of the Person in question; (b) any Person ten percent (10%) or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the Person in question; (c) any Person directly or indirectly controlling, controlled by, or under common control with the Person in question; (d) if the Person in question is a corporation, any executive officer or director of the Person in question or of any corporation directly or indirectly controlling the Person in question; (e) if the Person in question is a partnership, any general partner owning or controlling ten percent (10%) or more of either the capital or profits interest in such partnership; and (f) if the Person in question is a limited liability company, any member owning or controlling ten percent (10%) or more of either the capital or profits interest in such limited liability company; and (g) with respect to the Manager, any family members or other relatives of the members of the Manager. As used in this definition of "Affiliate", the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

Agreement: This Amended and Restated Operating Agreement, as it may be further amended or supplemented from time to time.

Articles of Organization: The Articles of Organization of the Company, dated as of November 28, 2017 and filed on behalf of the Company with the Recording Office on November 28, 2017, as amended and in effect from time to time.

Business Day: Monday through Friday of each week, except that a legal holiday recognized as such by the Government of the United States shall not be regarded as a Business Day.

Capital Account: The capital account established and maintained for each Member pursuant to the Tax Allocations Addendum in **Addendum II** attached hereto.

Capital Contributions: The amount of each Member's aggregate capital contributions actually made to the Company.

Code: The Internal Revenue Code of 1986, as in effect and hereafter amended, and, unless the context otherwise requires, applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

Company: As defined in the preamble.

Company Assets: All assets and property, whether tangible or intangible and whether real, personal, or mixed, at any time owned by or held for the benefit of the Company.

Company Interest: As to any Member, all of the interest of that Member in the Company, including, without limitation, such Member's (i) Interests (ii) right to a distributive share of the income, gain, losses and deductions of the Company in accordance with this Agreement, (iii) right to a distributive share of Company Assets, and (iv) voting rights.

Fiscal Year: As defined in **Section 8.07**.

IAA: Investment Advisers Act of 1940, as amended.

IAC: Investment Company Act of 1940, as amended.

Indemnitee: As defined in **Section 7.06**.

Initial Capital Contribution: The Capital Contribution required to be made by each Member upon admission to the Company in accordance with **Section 5.01**, the amount of which is set forth opposite its name on **Schedule 1** hereto.

Majority in Interest: Members holding a majority of the Percentage Interests.

Manager: The Neighborhood Development Company, L.L.C. or such other Person as is designated Manager in accordance with this Agreement.

Members: The Persons named as Members on **Schedule 1** and any other Person who shall in the future execute and deliver this Agreement, or other documents as the Manager deems necessary or appropriate to evidence such Person's agreement to be admitted as a Member and be bound by the terms and conditions of the Articles of Organization and this Agreement, pursuant to the provisions hereof. "**Member**" means one of the Members.

Interest: As to any Member, its interest in the Company expressed as a percentage arrived at by dividing the number of Interests owned by such Member by the total number of Interests outstanding. The ownership of Interests may be evidenced by such form of certificate for Interests as the Manager adopts from time to time.

Net Cash Flow shall mean and refer to the excess of the cash receipts of the Company plus any other funds (including amounts previously set aside as reserves by the Manager, where and to the extent that the Manager no longer regards such reserves as reasonably necessary for the efficient conduct of the Company's business), over the amount of cash needed by the Company, as determined by the Manager, to (i) service its debts and obligations; (ii) maintain adequate capital and reserves for reasonably foreseeable needs of the Company; and (iii) conduct its business and carry out its purposes.

Person: Any individual, corporation, association, partnership, limited liability company, joint venture, trust, estate, or other entity or organization.

Prohibited Events: Any events triggering any of the following: (i) the Company or its Manager being subject to any additional regulatory requirements, including, without limitation, those imposed by the Securities Act of 1933, as amended, IAC, the IAA or the Blue Sky Regulations of any state, (ii) a violation of applicable law or this Agreement,

(iii) the Company being classified as an association that is taxable as a corporation, (iv) the Company becoming subject to tax as a corporation pursuant to §7704 of the Code, or (v) the Company being deemed terminated pursuant to §708 of the Code.

Recording Office: The District of Columbia Department of Consumer and Regulatory Affairs.

Tax Allocations Addendum: The Addendum attached to the Agreement as **Addendum II** and incorporated herein by reference.

TAX ALLOCATIONS ADDENDUM

1.   <u>Purpose</u>.

This Tax Allocations Addendum (the "Addendum") is attached to, and constitutes a part of, the Amended and Restated Operating Agreement of 3451 Benning LLC (the "Company"), as it may be amended from time to time (the "Agreement"), for the purpose of setting forth the rules governing the maintenance of the Capital Accounts required to be maintained for each Member under the Agreement and the rules governing the allocation of the Company's items of Net Income and Net Loss, other items of income, gain, loss, deduction and credit, and taxable income, gain, loss, deduction, and credit. This Addendum is to be construed and applied to the extent practicable in a manner consistent with the Members' agreement with respect to Company distributions as set forth in Article VI of the Agreement.

2.   <u>Certain Definitions</u>.

Unless otherwise provided in this Addendum, all capitalized terms used in this Addendum shall have the meanings assigned to them in other provisions of the Agreement. In addition, the following terms shall have the meanings indicated:

<u>Addendum</u>: This Tax Allocations Addendum, as it may be amended from time to time.

<u>Adjusted Basis</u>: The basis for determining gain or loss for federal income tax purposes from the sale or other disposition of property, as defined in Section 1011 of the Code.

<u>Adjusted Capital Account Balance</u>: The balance in a Member's Capital Account after crediting to that account the Member's current share of minimum gain as determined in Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5). This definition of "Adjusted Capital Account Balance" and the provisions in section 4 of this Addendum that contain the term "Adjusted Capital Account Balance" are intended to take into account, in determining a Member's Capital Account balance prior to liquidation, such Member's share, if any, of future expected recapture of deductions attributable to nonrecourse debt.

<u>Carrying Value</u>: With respect to any asset, the asset's Adjusted Basis, except as follows:

(a)   the initial Carrying Value of any asset contributed (or deemed contributed) to the Company shall be such asset's fair market value at the time of such contribution as agreed upon by the contributing Member and Manager;

(b)   upon adjustment of the Members' Capital Accounts pursuant to section 3(d) of this Addendum, the Carrying Values of all Company Assets shall be adjusted to equal their respective fair market values at the time of such adjustment;

(c)   any adjustments to the Adjusted Basis of any asset of the Company pursuant to section 734 or 743 of the Code shall not be taken into account in determining such asset's Carrying Value; and

(d)   if the Carrying Value of any asset has been determined pursuant to paragraph (a), (b) or (c) above, such Carrying Value shall thereafter be adjusted in the same manner as would the asset's Adjusted Basis, except that depreciation, amortization or other cost recovery deductions shall be computed based on the asset's Carrying Value as so determined, and not on the asset's Adjusted Basis.

Excess Deficit Balance: The deficit balance, if any, in a Member's Capital Account as of the end of a Fiscal Year determined, solely for purposes of this definition of "Excess Deficit Balance", by crediting the Member's Capital Account with the amount of any deficit balance in such Capital Account that the Member is obligated to restore or is treated as obligated to restore pursuant to Regulations sections 1.704-1(b)(2)(ii)(*b*)(3) and 1.704-1(b)(2)(ii)(*c*) or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations sections 1.704-2(g)(1) and 1.704-2(i)(5) (determined after taking into account any Nonrecourse Deductions or recapture of Nonrecourse Deductions, as provided in section 4.3(a) of this Addendum, for such year), and by debiting the Member's Capital Account with any adjustment, allocation, or distribution described in paragraph (4), (5), or (6) of Regulations section 1.704-1(b)(2)(ii)(*d*). This definition of "Excess Deficit Balance" and the provisions in section 4 of this Addendum that contain the term "Excess Deficit Balance" are intended to deal with the theoretical but unlikely circumstances in which Capital Accounts could, but for the inclusion of such provisions in this Addendum, be driven negative without economic significance.

Fiscal Year: The fiscal year of the Company under the Agreement.

Net Income and Net Loss: For a period as determined for federal income tax purposes, the taxable income or loss, respectively, computed with the following adjustments:

(a)   items of gain, loss and deduction relating to Company Assets shall be computed based on the Carrying Values of the Company's Assets rather than upon the assets' Adjusted Bases, and in the case of depreciation, amortization or other cost recovery deductions, computed using the same method and useful life used by the Company in computing such deductions for federal income tax purposes;

(b)   tax-exempt income of the Company shall be treated, for purposes of this definition only, as gross income;

(c)   expenditures of the Company described in section 705(a)(2)(B) of the Code or treated as such expenditures pursuant to Regulations section 1.704-1(b)(2)(iv)(*i*) shall be treated, for purposes of this definition only, as deductible expenses; and

(d)   notwithstanding any other provision of this definition, any items which are specially allocated pursuant to section 4.3 of this Addendum shall not be taken into account in computing Net Income or Net Loss.

Nonrecourse Deduction: A deduction of the Company described in Regulations sections 1.704-2(c) and (j)(1)(ii).

Regulations: The regulations issued by the United States Department of the Treasury under the Code as now in effect and as they may be amended from time to time, and any successor regulations.

3.   Maintenance of Capital Accounts.

(a)   The Manager shall maintain Capital Accounts for each Member in accordance with the rules set forth in Regulations sections 1.704-1(b)(2)(iv) and 1.704-2. Consistent with such Regulations, the Capital Account of each Member shall be credited with:

(i)   the amount of cash and the fair market value of any property (net of liabilities secured by such property, which liabilities are assumed or taken subject to by the Company) contributed to the Company by such Member; and

(ii)   all Net Income and other specially allocated items of income and gain of the Company allocated to such Member pursuant to section 4 of this Addendum;

and shall be debited with the sum of:

(iii)   all Net Losses and other specially allocated items of loss or deduction of the Company allocated to such Member pursuant to section 4 of this Addendum; and

(iv)   all cash and the fair market value of any property (net of liabilities secured by such property, which liabilities are assumed or taken subject to by such Member) distributed by the Company to such Member pursuant to Section 6.03 or Section 10.04 of the Agreement.

Any references in this Addendum or in the Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be credited or debited from time to time as set forth above.

(b)   Immediately prior to decreasing a Member's Capital Account to reflect any distribution of an Company Asset to it (other than cash) (including a deemed liquidating distribution under section 708 of the Code), all Members' Capital Accounts shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such Company Asset (that has not been reflected in the Capital Accounts previously) would be allocated among the Members if there were a taxable disposition of such Company Asset for its fair market value (but not for less than the amount of any nonrecourse indebtedness secured by such Company Asset).

(c)   A Member shall be considered to have only one Capital Account.

(d)   The Manager may increase or decrease the Capital Account balances of the Members to reflect a revaluation of Company Assets on the Company's books to the extent required or permitted by the Regulations. Any adjustment to the Capital Account balances made pursuant to this section 3(d) of this Addendum must be based on the fair market value of the Company Assets as determined by the Members (provided that no Company Asset shall be valued at an amount less than any nonrecourse indebtedness to which such Company Asset is subject on the date of adjustment) and must reflect the manner in which the unrealized income, gain, loss, or deduction inherent in such Company Assets (that has not been reflected in a Capital Account previously) would be allocated among the Members if there were a taxable disposition of such Company Assets for such fair market value on that date.

(e)   Any permitted transferee of an interest in the Company shall succeed to the Capital Account relating to the interest transferred.

(f)   Except as otherwise provided in this Addendum or the Agreement, whenever it is necessary to determine the Capital Account of any Member, the Capital Account of such Member shall be determined after giving effect to all allocations pursuant to section 4 of this Addendum and all actual or deemed contribution
ns and distributions made prior to the time as of which such determination is to be made.

4.   Allocations.

4.1   Net Income. Subject to section 4.3 of this Addendum, the Net Income of the Company, if any, for each Fiscal Year (or portion thereof) shall be allocated to the Members, pro rata, in proportion to the number of Interests owned by each of them.

4.2   Net Loss. Subject to section 4.3 of this Addendum, the Net Loss of the Company, if any, for each Fiscal Year (or portion thereof) shall be allocated to the Members in accordance with their Percentage Interest.

4.3   Special Allocation Rules. The following allocation rules shall apply notwithstanding the provisions of sections 4.1 and 4.2 of this Addendum, and the provisions of section 4.1 and 4.2 of this Addendum shall be applied only after giving effect to the following rules.

(a)   Nonrecourse Deductions for a Fiscal Year shall be allocated to the Members in the same manner as Net Loss is allocated pursuant to section 4.2 of this Addendum. In accordance with Regulations sections 1.704-2(f), (g) and (j), upon the recapture (or other reversal) of Nonrecourse Deductions, items of income or gain of the Company shall be allocated to the Members in proportion to the amount of such Nonrecourse Deductions previously allocated to them pursuant to the preceding sentence (and not previously recaptured pursuant to this sentence). With respect to a liability (or portion thereof) of the Company that is considered nonrecourse for purposes of Regulations section 1.1001-2 but with respect to which a Member bears (or is deemed to bear) the economic risk of loss under Regulations section 1.752-2, deductions associated with such liability (and the recapture or other reversal of such deductions) shall be allocated in accordance with Regulations section 1.704-2(i) and (j).

(b)   For purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations section 1.752-3(a)(3), the respective interests of the Members in Company profits shall be equal to their respective Percentage Interests.

(c)   In the event a Member receives with respect to a Fiscal Year an adjustment, allocation, or distribution described in subparagraphs (4), (5), or (6) of Regulations section 1.704-1(b)(2)(ii)(*d*) that causes or increases an Excess Deficit Balance in such Member's Capital Account, such Member shall be specially allocated for such Fiscal Year (and, if necessary, in subsequent Fiscal Years) items of income and gain in an amount and manner sufficient to eliminate such Excess Deficit Balance as promptly as possible. Items to be so allocated shall be determined and the allocations made as provided in Regulations section 1.704-1(b)(2)(ii)(*d*). This provision is a "qualified income offset" within the meaning of Treasury Regulations §1.704-1(b)(2)(ii)(d) and shall be construed as such.

(d)   If there is a net decrease in Company Minimum Gain during a Company taxable year, each Member will be allocated items of income and gain for such year (and, if necessary, subsequent years) in proportion to, and to the extent of, an amount equal to such Member's share of the net decrease in Company Minimum Gain during the year, before any other allocation of Company items for such taxable year. A Member shall not be subject to this mandatory allocation of income or gain to the extent that any of the exceptions provided in Treasury Regulations §1.704-2(f)(2)-(5) applies. All allocations pursuant to this Section 4.3(d) shall be in accordance with Treasury Regulations §1.704-2(f). This provision is a "minimum gain chargeback" within the meaning of Treasury Regulations §1.704-2(f) and shall be construed as such.

(e)   In the event any Member has a deficit Capital Account at the end of any fiscal year in excess of the sum of (i) the amount that such Member must restore to the Company upon liquidation, if any, and (ii) the amount such Member is deemed obligated to restore pursuant to the penultimate sentence of Treasury Regulations §1.704-2(g) and §1.704-2(i)(5), such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 4.3(e) shall be made if and only to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section 4 have been tentatively made as if this Section 4.3(e) and Section 4.3(c) hereof were not in the Addendum.

(f)   No Net Loss or Company deductions for any Fiscal Year shall be allocated to any Member to the extent such allocation would cause or increase an Excess Deficit Balance in such Member's Capital Account.

(g)   In the event that any fees, interest, or other amounts paid pursuant to the Agreement, or any agreement between the Company and a payee providing for the payment of such amounts, and deducted by the Company, whether in reliance on sections 162, 163, 707(a), and/or 707(c) of the Code or otherwise, on its federal income tax return for the Fiscal Year in or with respect to which such amounts are claimed, are disallowed as deductions to the Company and are treated as Company distributions, then:

(i) the Net Income or Net Loss, as the case may be, for the Fiscal Year in or with respect to which such deduction was claimed shall be increased or decreased, as the case may be, by the amount of such deduction that is so disallowed and treated as an Company distribution; and

(ii) there shall be allocated to the payee who received (or whose affiliate received) such payments, prior to the allocations pursuant to sections 4.1 and 4.2 of this Addendum, an amount of gross income of the Company for the Fiscal Year in or with respect to which such claimed deduction was disallowed equal to the amount of such deduction that is so disallowed and treated as an Company distribution.

4.4   Tax Allocations

(a)   For federal income and applicable state tax purposes, all items of taxable income, gain, loss and deduction of the Company shall be allocated to the Members in the same manner as are Net Income, Net Loss and items of income, gain, loss and deduction pursuant to sections 4.1, 4.2 and 4.3 of this Addendum, and items of credit shall be allocated to the Members, generally in the same manner as items of Net Income, Net Loss and items of income, gain, loss and deduction, as provided in Regulations section 1.704-1(b)(4)(ii); provided, however, that the character of any income recognized pursuant to section 1245 or 1250 of the Code and any investment credit recapture recognized pursuant to section 47 of the Code shall be allocated among the Members in the same proportions as the cost recovery deductions and investment credits giving rise to such income or recapture were allocated among such Members and their respective predecessors in interest; and provided further, that if the Carrying Value of any Company Asset differs from its Adjusted Basis, then items of taxable income, gain, loss and deduction shall be allocated among the Members in a manner that takes account of both the amount and character of such difference and that is consistent with section 704(c) of the Code and the Regulations thereunder and Regulations sections 1.704-1(b)(2)(iv)(*f*), (b)(2)(iv)(*g*) and (b)(4)(i).

(b)   In making the tax allocations provided for in section 4.4(a) of this Addendum, appropriate adjustments shall be made as necessary to take into account the effects of any section 754 election.

4.5   Withholding Taxes

(a)   The Company shall be entitled to withhold or cause to be withheld from any Member's distributions from the Company such amounts on account of taxes or similar charges, if any, as are required by applicable law. Each Member shall furnish to the Company from time to time all such information as is required by applicable law or otherwise reasonably requested by the Company (including certificates in the form prescribed by the Code or Regulations or applicable state, local or foreign law) to permit the Company to ascertain whether and in what amount withholding is required in respect of such Member.

(b)   If the Company itself pays any tax (including penalties or interest) or similar charge on behalf of any Member (other than by withholding from a distribution) or pays any amount (including any tax, penalty, or interest) in respect of any failure to withhold from any Member as required by applicable law, such Member shall on demand reimburse the Company for the amount of such payment plus interest thereon (accruing from the date such payment was made by the Company) at a floating rate per annum (which shall change from time to time in accordance with the Prime Rate specified below, as the Prime Rate changes) equal to the lesser of (i) the highest lawful rate of interest or (ii) the prime rate of interest (as established by Citibank, N.A. in New York, New York, from time to time, regardless of whether such rate is designated by such bank as its "prime" rate, "reference" rate, "base" rate, or some other nomenclature) (the "Prime Rate") plus 2%. The Company shall have a security interest in the Company Interest of any Member who owes money to it pursuant to this section 4.5(b) of this Addendum and, in addition to all other rights and remedies of the Company with respect to such security interest or otherwise available at law or in equity, the Company shall have the right to offset, or cause to be offset, against any such Member's distributions under the Agreement or this Addendum all amounts owed by such Member to the Company pursuant to this section 4.5(b) of this Addendum.

(c)   Any amounts withheld or offset by the Company in accordance with section 4.5(a) or 4.5(b) of this Addendum shall nevertheless, for purposes of the Agreement and this Addendum be deemed to have been distributed to the Member in respect of which they are withheld.

5.   <u>Section 754 Election</u>

The Tax Matters Partner shall cause the Company to file an election under section 754 of the Code to provide for an adjustment to the Adjusted Basis of Company Assets if requested to by a Member in connection with the disposition of an Interest by that Member.

6.   <u>Compliance with Section 704(b)</u>

The provisions in this Addendum and Agreement pertaining to allocations and adjustments of the Capital Accounts are intended to comply with Code section 704(b) and the regulations thereunder. The Manager or Tax Matters Partner, whichever the case may be, shall make appropriate modifications when needed to comply with this Code section or the Regulations thereunder, to the extent such modifications would not result in any material modification of the economic arrangement of the Members as reflected in the allocation, distribution and liquidation provisions of section 4 of this Addendum and sections 6.03 and 10.03 of the Agreement.

7.   <u>Issuances to New Members</u>

The Members acknowledge that the provisions of this Tax Allocations Addendum may require amendment in the event of an issuance of an Interest to a new Member.

EXHIBIT F – SUMMARY OF LLC AGREEMENT.

Overview

The following summarizes some of the most important provisions of the Company's Limited Liability Company Agreement, or "LLC Agreement." This summary is qualified in its entirety by the actual LLC Agreement, which is attached to this Form C.

Formation and Ownership

The Company was formed in the District of Columbia pursuant to the District of Columbia Uniform Limited Liability Company Act of 2010, as amended.

Initially, the Company will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional investors.

In this summary, the owners of the Company are referred to as "Members."

Management

The Company and its business will be managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may (i) admit new Members to the Company; (i) sell or refinance the project; (iii) change the name or characteristics of the project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Investor Shares, the Investor will not be required to make any further contributions to the Company. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Member will be personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its Investor Shares without the consent of the Manager. The only exceptions are for certain transfers to family members.

If a Member wants to sell his, her, or its Investor Shares, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member should die or become incapacitated, he, her, or its successors will continue to own the Investor Shares.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between the Company and "Insiders".

"Drag-Along" Right

If the Manager wants to sell the Company's business, it may affect the transaction as a sale of the Company's assets or as a sale of all the interests in the Company. In the latter case, Investors will be required to sell their Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (ii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with (i) a statement showing in reasonable detail the computation of the amount, if any, distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Distributions to Pay Tax Liability

The Company will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of the Company, if any, will be reported on the personal tax returns of the Members. For any year in which the Company reports taxable income or gains, it will try, but is not obligated, to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

EXHIBIT G – FEDERAL INCOME TAX CONSEQUENCES

Overview

The following summarizes some of the Federal income tax consequences of acquiring an LLC Interest. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring an LLC Interest, could change in the future.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

Classification as a Partnership

The Company will be treated as a partnership for Federal income tax purposes. If the Company were treated as a corporation and not as a partnership, the operating profit or gain on sale of the project would generally be subject to two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Owners

Because it is treated as a partnership, the Company itself will not be subject to Federal income taxes. Instead, each Investor will be required to report on his, her, or its personal Federal income tax return his, her, or its distributive share of the Company's income, gains, losses, deductions and credits for the taxable year, whether or not actual distributions of cash or other property are made. Each Investor's distributive share of such items will be determined in accordance with the LLC Agreement.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the Company's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Company against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Interest. An Investor's tax basis will initially equal his, her, or its capital contribution (i.e., the purchase price for the Interest). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor, his, her, or its allocable share of the Company's taxable and tax-exempt income, and his, her, or its share of certain liabilities of the Company. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives, his, her, or its allocable share of the Company's losses and deductions, and any decrease in his, her, or its share of the Company's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of the Company's losses to the extent the losses exceed the amount the Investor is considered to have at risk in the Company. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (i.e., the purchase price for the Interest), his, her, or its basis in other contributed property, and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of the Company's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of the Company's losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses from the Company except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his, her, or its Investor Membership Interests in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase LLC and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules) each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company repays loans or an Investor disposes of his, her, or its Interest) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Company will be allocated among all the owners of the Company, including Investors, in the manner described in the LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each Investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss.

Sale or Exchange of Investor Membership Interests

In general, the sale of Investor Membership Interests by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Investor Membership Interests have been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of an Investor Membership Interests, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers Investor Membership Interests at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of Investor Membership Interests will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Investor Shares. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Investor Membership Interests against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of Investor Membership Interests by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his or her pre-death basis in his or her Investor Membership Interests. The deceased Investor's transferee will get a basis in the Investor Membership Interests equal to their fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution or cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Investor Membership Interests. Any such gain generally will be considered as gain from the sale of the Investor Membership Interests.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of income and losses for the taxable year of such Investor that includes December 31st; *i.e.*, the calendar year for individuals and other Investors using the calendar year.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of Investor Membership Interests or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Because the Company intends to borrow money to acquire the project and may borrow additional funds in the future, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of Investor Membership Interests. The Company's tax returns will be prepared by accountants selected by the Company.
If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.
Each Investor must either report Company items on his, her, or its tax return consistent with the treatment on the Company's information return or file a statement with his, her, or its tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.
The Manager will be treated as the "tax matters partner" of the Company and will generally control all proceedings with the IRS.
The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT H: FINANCIAL STATEMENTS

ADJUSTING ENTRIES

1352 Pittsburgh Road   Valencia, PA 16059   p: 724-898-2370   f: 724-898-4537   adjustingentries.com

Independent Accountant's Review Report

3451 Benning LLC

We have reviewed the accompanying financial statements of 3451 Benning LLC, which comprise the Balance Sheet—tax basis as of December 31, 2017, and the related statements of Profit and Loss—tax basis, and Statement of Cash Flows—tax basis for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the partners' financial data and making inquiries of partnership management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion. We are aware that this report is being used by 3451 Benning, LLC as part of their offering disclosure.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the Partnership uses for income tax purposes; this includes determining that the basis of accounting the company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the basis of accounting the Partnership uses for income tax purposes. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the basis of accounting the Partnership uses for income tax purposes.

ADVANCED SOLUTIONS *in bookkeeping, payroll and taxes since 1990*

Basis of Accounting

The financial statements are prepared in accordance with the basis of accounting the Partnership uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. The Partnership uses the cash basis of accounting for income tax purposes. Our conclusion is not modified with respect to this matter.

Denise M Raidna

Denise Raidna
Adjusting Entries
Valencia PA
April 18, 2018

3451 Benning, LLC
Profit and Loss - Tax Basis
As of December 31, 2017

(Unaudited)

INCOME	$0.00
TOTAL INCOME	**$0.00**
EXPENSES	$0.00
TOTAL EXPENSES	$0.00
NET INCOME	**$0.00**

3451 Benning, LLC
Balance Sheet - Tax Basis
As of December 31, 2017

(Unaudited)

ASSETS	
Current Assets	$230,000.00
Fixed Assets	$0.00
Other Assets	$0.00
TOTAL ASSETS	**$230,000.00**
LIABILITIES AND EQUITY	
Laibilities	
Current Liabilities	$0.00
Long-term Liabilitieis	$0.00
Total Liabilities	$0.00
Equity	
Opening balance	$0.00
Captial Contributions	$230,000.00
Net Income	$0.00
Total Equity	$230,000.00
TOTAL LIABILITIEIS AND EQUITY	**$230,000.00**

3451 Benning, LLC
Statement of Cash Flows - Tax Basis
As of December 31, 2017

(Unaudited)

OPERATING ACTIVITIES	
Net Income	$0.00
Adjustments to reconcile to Net Cash	$0.00
Net Cash provided by operating activities	**$0.00**
INVESTING ACTIVITIES	
Net Cash provided by investing activities	$0.00
FINANCING ACTIVITIES	
Net Cash provided by financing activities	$230,000.00
NET CASH FOR PERIOD	**$230,000.00**
CASH AT BEGINNING OF PERIOD	$0.00
CASH AT END OF PERIOD	**$230,000.00**

EXHIBIT I: BACKGROUND CHECKS





1. Name of covered person: Adrian Glenn Washington
2. Date: February 20, 2018

   This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

3. **Summary:** Our investigation revealed that Adrian Glenn Washington is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

721 N Overlook Dr. Alexandria, VA 22305 | Phone: 703-548-7263 | Fax: 703-548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

721 N Overlook Dr. Alexandria, VA 22305 | Phone: 703-548-7263 | Fax: 703-548-7263 | www.crowdcheck.com



badactorreport

1. Name of covered person: 3451 Benning LLC
2. Date: February 21, 2018

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

3. **Summary:** Our investigation revealed that 3451 Benning LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

721 N Overlook Dr. Alexandria, VA 22305 | Phone: 703-548-7263 | Fax: 703-548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

721 N Overlook Dr. Alexandria, VA 22305 | Phone: 703-548-7263 | Fax: 703-548-7263 | www.crowdcheck.com



badactor**report**

1. Name of covered person: The Neighborhood Development Company, L.L.C.
2. Date: February 21, 2018

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

3. **Summary:** Our investigation revealed that The Neighborhood Development Company, L.L.C. is likely: **Not disqualified**	✔
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✔

721 N Overlook Dr. Alexandria, VA 22305 | Phone: 703-548-7263 | Fax: 703-548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

721 N Overlook Dr. Alexandria, VA 22305 | Phone: 703-548-7263 | Fax: 703-548-7263 | www.crowdcheck.com

EXHIBIT J – REG D INVESTMENT AGREEMENT

3451 BENNING LLC

This is an Agreement, entered into on _____, 2018, by and between 3451 Benning LLC, a limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

16. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's disclosure document, available at the Site. In this Investment Agreement, we refer to the Company's disclosure document as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

17. **Purchase of LLC Interest**.

17.1. **In General**. Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest for $_____. We refer to your limited liability company interest as the "LLC Interest."

17.2. **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest. We will notify you promptly if this happens.

18. **No Right to Cancel**. You do not have the right to cancel your subscription or change your mind, even if the amount of your LLC Interest is reduced under section 2.2. Once you sign this Investment Agreement, you are obligated to purchase the LLC Interest.

19. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

20. **No Certificate**. You will not receive a paper certificate representing your LLC Interest.

21. **Your Promises**. You promise that:

21.1. **Accuracy of Information**. All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

21.2.   **Review of Information**. You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company and understand its terms, including those dealing with distributions.

21.3.   **Risks**. You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

21.4.   **Accredited Investor**. At least one of the following two statements is true:

FIRST STATEMENT: You are an individual and either:

(1) Your net worth, excluding your principal residence, is at least $1,000,000; or

(2) Your income has been at least $200,000 for each of the last two years and you expect it to be at least $200,000 this year; or

(3) The combined income of you and your spouse has been at least $300,000 for each of the last two years and you expect it to be at least $300,000 this year.

SECOND STATEMENT: You are otherwise an "accredited investor" within the meaning of 17 CFR §230.501(a).

21.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

21.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All of your questions have been answered to your satisfaction.

21.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

21.8.   **Acting On Your Own Behalf**. You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

21.9.   **Investment Purpose**. You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

21.10.   **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

21.11.   **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

21.12.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

21.13.   **Restrictions on Transfer**. You understand that the LLC Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely.

21.14.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

21.15.   **Tax Treatment**. We have not promised you any particular tax outcome from owning the LLC Interest.

21.16.   **Past Performance**. You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

21.17.   **Money Laundering**. The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

21.18.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

21.19.   **Authority**. If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

22.   **Confidentiality**. The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

23.   **Re-Purchase of LLC Interest**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the principal amount outstanding.

24.   **Execution of Operating Agreement**. By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

25.   **Governing Law**. Your relationship with us shall be governed by District of Columbia law, without taking into account principles of conflicts of law.

26.   **Arbitration**.

26.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

26.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in Washington, District of Columbia, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

26.3.   **Appeal of Award**. Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

26.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

26.5.   **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

27.   **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

28.   **Notices**. All notices between us will be electronic. You will contact us by email at _____.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

29.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

30.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

31.   **Miscellaneous Provisions**.

31.1.   **No Transfer**. You may not transfer your rights or obligations.

31.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

31.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

31.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to are the only agreements between us.

31.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

[*Signatures on Following Pages*]

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Agreement effective on the date first written above.

_____   _____
Investor Signature   Second Signature, if Required

ACCEPTED

3451 Benning LLC
By: The Neighborhood Development Company, L.L.C.,
    Its Manager

By:_____
    Adrian Washington, Manager